As filed with the Securities and Exchange Commission on October 25, 1996

                            Registration No. 33-38204
       ==================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------

                       POST-EFFECTIVE AMENDMENT NO. 12 ON
                                  FORM SB-2 TO
                             REGISTRATION STATEMENT
                                   ON FORM S-1
                                      Under
                           The Securities Act of 1933
                           --------------------------
                            BCAM INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)

     New York                      8911                       13-3228375
 (State or other       (Primary Standard Industrial        (I.R.S. Employer
 jurisdiction of        Classification Code Number)     Identification Number)
 incorporation or
  organization)

                             1800 Walt Whitman Road
                            Melville, New York 11747
                                 (516) 752-3550
                              (516) 752-3558 (fax)
              (Address and telephone number of principal executive
                    offices and principal place of business)
        ----------------------------------------------------------------

                     Michael Strauss, Chairman of the Board
                            BCAM International, Inc.
                             1800 Walt Whitman Road
                            Melville, New York 11747
                                 (516) 752-3550
                              (516) 752-3558 (fax)
            (Name, address and telephone number of agent for service)
                   ------------------------------------------

                                   Copies to:

                            Norman M. Friedland, Esq.
                     Ruskin Moscou Evans & Faltischek, P.C.
                              170 Old Country Road
                             Mineola, New York 11501
                                 (516) 663-6600
                              (516) 663-6641 (fax)
                   ------------------------------------------

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [x]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

--------------------------------------- --------------- ------------------- --------------------- ------------------
                                                         Proposed Maximum     Proposed Maximum
                                         Amount to be     Offering Price     Aggregate Offering       Amount of
 Title of Securities to be Registered     Registered        Per Share              Price          Registration Fee
--------------------------------------- --------------- ------------------- --------------------- ------------------
Redeemable Class B Warrants (a)....         807,659            3.23              3,130,487            1,079.48
--------------------------------------- --------------- ------------------- --------------------- ------------------
Redeemable Class E Warrants (a)....         491,588            1.25               675,934              233.08
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issuable Upon Exercise
of Redeemable Class B Warrants (b).         969,191            (h)                  (h)                  (h)
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issuable Upon Exercise
of Redeemable Class E Warrants (c).         540,747            (i)                  (i)                  (i)
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issuable Upon Exercise
of Redeemable Class C Warrants.....         156,189            .875               136,665               39.63
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issuable Upon Exercise
of Redeemable Class D Warrants (d).          5,714             .875                5,000                1.45
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issued in Connection
with the January 24, 1990
Underwriter's Unit Purchase Option.         757,988            (j)               1,577,197             543.86
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issued in Connection
with the January 24, 1990
Underwriter's Finder's Unit Purchase         8,095             3.23                17,774               6.13
Option (e).........................
--------------------------------------- --------------- ------------------- --------------------- ------------------
Common Stock Issued in Connection
with Stock Options Issued to                900,000           3.2191             1,394,100             480.72
Consultants (g)
--------------------------------------------------------------------------------------------------------------------

Total Registration Fee..............................................................................$2,384.35(f)
--------------------------------------------------------------------------------------------------------------------


     (a) 2,530,000 Redeemable Class B Warrants were issuable upon the exercise of 2,530,000 Redeemable Class A Warrants and 2,530,000 Class E Warrants were registered by the original Registration Statement declared effective February 11, 1991 and by Amendment No. 3 (November 27, 1991) thereof. As of September 30, 1996, 807,659 Redeemable Class B Warrants and 491,588 Redeemable Class E Warrants remain outstanding.

     (b) 2,783,000 shares of Common Stock issuable upon exercise of the Redeemable Class B Warrants were originally registered by the Original Registration Statement declared. As of September 30, 1996, 969,191 shares of Common Stock remain issuable upon the exercise of 807,659 Redeemable Class B Warrants that are outstanding.

     (c) 2,783,000 shares of Common Stock issuable upon exercise of the Class E Warrants and such shares were originally registered by the original Registration Statement declared effective February 11, 1991, and by Amendment No. 3 (November 27, 1991) thereof. Subsequent conversion of 1,717,000 Class A Warrants into 1,717,000 Class E Warrants per the Discounted Warrant plan provide the issuance of 1,888,700 shares of Common Stock upon the exercise of the Redeemable Class E Warrants. As of September 30, 1996, 540,747 shares of Common Stock remain issuable upon the exercise of 491,588 Redeemable Class E Warrants that are outstanding.

     (d) 402,857 shares of Common Stock issuable upon exercise of Class D Warrants were registered pursuant to a Form SB-2 Registration Statement (File No. 33-47612) declared effective on February 11, 1991 (the "SB-2 Registration Statement"). As of September 30, 1996, 5,714 shares of Common Stock remain issuable upon exercise of 2,500 Class D Warrants that are outstanding.

     (e) Finder's Unit Purchase Option to purchase 2,981 Units (including 8,943 shares of common stock) and 5,962 Redeemable Class A Warrants which were issuable upon the exercise of the Finder's Option; and 7,154 shares of Common Stock and 5,962 Redeemable Class B Warrants were issuable upon exercise of the redeemable Class A Warrants; and 7,154 shares of Common Stock issuable upon exercise of Class B Warrants owned by a finder were registered pursuant to the SB-2 Registration Statement. As of September 30, 1996, a total of 8,095 shares of Common Stock were issuable to the finder, including 3,391 shares issuable upon exercise of the Class B Warrants owned by the finder.

     (f) Fees relating to items (a), (b), (c), (d) and (e) above were paid upon filing of the Registration Statement and the SB-2 Registration Statement.

     (g) 900,000 shares of Common Stock issuable upon the exercise of 900,000 options issued to consultants.

     (h) Common Stock issuable upon exercise of the Class B Warrants. No separate filing fee required.

     (i) Common Stock issuable upon exercise of the Class E Warrants. No separate filing fee required.

     (j) To determine the registration fee, 291,534 shares of Common Stock are to be exercisable at $1.45 per share; 233,227 shares of Common Stock are to be exercisable at $1.72 per share; and 233,227 shares of Common Stock are to be exercisable at $3.23 per share.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            BCAM INTERNATIONAL, INC.

                             Cross Reference Sheet


   Item Number                   Caption in Form SB-2                              Location in Prospectus

        1.       Forepart of the Registration Statement and Outside             Cover of Prospectus
                 Front Cover Page of Prospectus.....................
        2.       Inside Front and Outside Back Cover Pages of                   Inside Front and Outside Back Cover
                 Prospectus.........................................            Page of Prospectus
        3.       Summary Information and Risk Factors...............            Prospectus Summary; Risk Factors
        4.       Use of Proceeds....................................            Use of Proceeds; Agreements
        5.       Determination of Offering Price....................            Underwriter; Agreements
        6.       Dilution...........................................            Dilution
        7.       Selling Security Holders...........................            Not Applicable
        8.       Plan of Distribution...............................            Plan of Distribution
        9.       Legal Proceedings..................................            Business - Legal Proceedings
       10.       Directors, Executive Officers, Promoters and                   Management
                 Control Persons....................................
       11.       Security Ownership of Certain Beneficial Owners                Principal Stockholders
                 and Management.....................................
       12.       Description of Securities..........................            Description of Securities
       13.       Interest of Named Experts and Counsel..............            Not Applicable
       14.       Disclosure of Commission Position on
                 Indemnification for Securities Act Liabilities.....            Not Applicable
       15.       Organization Within Last Five Years................            Business
       16.       Description of Business............................            Business
       17.       Management's Discussion and Analysis of Plan of                Management's Discussion and Analysis
                 Operation..........................................
       18.       Description of Property............................            Business - Properties
       19.       Certain Relationships and Related Transactions.....            Certain Transactions
       20.       Market for Common Equity and Related Stockholder
                 Matters............................................            Risk Factors
       21.       Executive Compensation.............................            Management - Executive Compensation
       22.       Financial Statements...............................            Financial Statements
       23.       Changes in and Disagreements With Accountants on
                 Accounting and Financial Disclosures...............            Not Applicable


PROSPECTUS

                            BCAM INTERNATIONAL, INC.

        807,659 Redeemable Class B Warrants Expiring on January 17, 1997

        491,588 Redeemable Class E Warrants Expiring on January 17, 1997

                     969,191 Shares of Common Stock Issuable
                  Upon Exercise of Redeemable Class B Warrants

                    540,747 Shares of Common Stock Issuable
                  Upon Exercise of Redeemable Class E Warrants

    156,189 Shares of Common Stock Issuable Upon Exercise of Class C Warrants

     5,714 Shares of Common Stock Issuable Upon Exercise of Class D Warrants

     757,988 Shares of Common Stock, Representing 291,534 Shares of Common Stock Issued Pursuant to a January 24, 1990 Underwriter's Unit Purchase Option to the Holder of the "Underwriter's Unit Purchase Option" and an Aggregate of 466,454 Shares of Common Stock Issuable Upon Exercise of Class A Warrants and Class B Warrants Owned by the Holder of the "Underwriter's Unit Purchase Option"

     8,095 Shares of Common Stock Representing 4,704 Shares of Common Stock Issuable Pursuant to a January 24, 1990 Finder's Agreement to the Holder of the "Finder's Unit Purchase Option" and 3,391 Shares of Common Stock Issuable Upon Exercise of Class B Warrants Owned by the Holder of the "Finder's Unit Purchase Option"

       900,000 Shares Issuable upon the Exercise of 900,000 Stock Options

     (a) 807,659 Redeemable Class B Warrants expiring on January 17, 1997 were issued in December 1993, upon the exercise of Class A Warrants that were issued and sold as part of the Company's initial public offering ("IPO") in January, 1990 (Registration No. 33-31282). Each Redeemable Class B Warrant currently entitles the registered holder thereof to purchase one and two-tenths (1.2) shares of Common Stock at an exercise price of $2.69 per share (subject to adjustment upon the occurrence of certain anti-dilution events) until December 13, 1996 and $3.23 from December 14, 1996 to January 17, 1997. The Redeemable Class B Warrants are subject to redemption by the Company at $.03 per Warrant, on 30 days' prior written notice if the average closing bid price of the Common Stock exceeds certain amounts for certain periods, as provided in the Redeemable Class B Warrant. See "Description of Securities - Redeemable Class B Warrants."

     (b) 491,588 Redeemable Class E Warrants (initially registered by the Company in November, 1991 [Registration No. 33-38204, Post-Effective Registration No. 3]) were issued during a 70 day period ending February 19, 1992 (the "Special Class A Exercise Period") pursuant to a Discounted Warrant Plan which provided that a holder of a Class A Warrant who exercised his right to purchase the Common Stock during the Special Class A Exercise Period would receive a Redeemable Class E Warrant. Each Redeemable Class E Warrant currently entitles the registered holder thereof to purchase one and one-tenth (1.1) shares of Common Stock at an exercise price of $1.25 per share (subject to adjustment upon the occurrence of certain anti-dilution events) until January 17, 1997. See "Description of Securities - Redeemable Class E Warrants).

     (c) 969,191 shares of Common Stock are issuable upon exercise of the Redeemable Class B Warrants and 540,747 shares of Common Stock are issuable upon exercise of the Redeemable Class E Warrants.

     (d) 156,189 shares of Common Stock are issuable upon exercise of Class C Warrants that were issued as a fee in connection with the Company's June, 1991 Private Placement of Common Stock, Promissory Notes and Class D Warrants. Each Class C Warrant entitles the registered holder to purchase one and fourteen one hundredths (1.14) shares of Common Stock at an exercise price of $.875 per share

(subject to adjustment upon the occurrence of certain anti-dilution events) until January 17, 1997. The Class C Warrants are not subject to redemption by the Company. See "Description of Securities - Class C Warrants."

     (e) 5,714 shares of Common Stock are issuable upon exercise of Class D Warrants that were sold in the Company's June, 1991 Private Placement of Common Stock, Promissory Notes and Class D Warrants. Each Class D Warrant entitles the registered holder thereof to purchase two and twenty-nine hundredths (2.29) shares of Common Stock at an exercise price of $.875 per share (subject to adjustment upon the occurrence of certain anti-dilution events) until January 17, 1997. The Class D Warrants are not subject to redemption by the Company. See "Description of Securities - Class D Warrants."

     (f) In connection with the IPO, the Company issued to the Underwriter 97,178 Unit Purchase Options which entitles the holder to receive 291,534 shares of Common Stock and 194,356 Class A Warrants upon exercise of the Unit Purchase Options at $4.35 per unit. The Class A Warrants entitles the Underwriter to purchase 233,227 shares of Common Stock at an exercise price of $1.72, and also provides the holder with 194,356 Class B Warrants. The Class B Warrants entitles the Underwriter to purchase 233,227 shares of Common Stock at a current exercise price of $2.69 per share until December 13, 1996 and from December 14, 1996 until January 17, 1997, at an exercise price of $3.23 per share. The Warrants are not redeemable by the Company and expire on January 17, 1997. See "Description of Securities - Underwriter's Class A Warrants and Class B Warrants."

     (g) In connection with the IPO, the Company issue to a finder an option, for nominal consideration, to acquire shares of Common Stock (4,704 shares of which remain subject to such option) and Class B Warrants, of which 3,391 shares of Common Stock remain issuable upon exercise, at an exercise price of $2.69 per share until December 13, 1996 and from December 14, 1996 until January 17, 1997, at an exercise price of $3.23 per share. These Class B Warrants are not subject to redemption, and expire on January 17, 1997. See "Description of Securities - Finder's Class B Warrants."

     (h) The Company granted an aggregate of 900,000 options to several consultants and a former joint venture partner and will issue 900,000 shares of Common Stock upon the exercise of such options at the following exercise prices
(i) 300,000 stock options at $1.0469 with an expiration date of January 2, 1997;
(ii) 100,000 stock options at $1.1719 with an expiration date of August 20, 2006; (iii) 100,000 stock options at $1.3125 with an expiration date of December 25, 1996; (iv) 100,000 stock options at $1.3443, with an expiration date of January 27, 1997; (v) 100,000 stock options at $1.69 with an expiration date of July 21, 1999; (vi) 100,000 stock options at $2.0625 with an expiration date of February 20, 1997; and (vii) 100,000 stock options at $3.2191 with an expiration date of March 14, 1997.

     The Company is not aware of any underwriting arrangements with respect to the sale of the securities to which this Prospectus relates. The Common Stock is traded from time to time on the Boston Stock Exchange and the Common Stock and the Redeemable Class B Warrants and the Redeemable Class E Warrants are traded in the NASDAQ Over-The-Counter market (Small Cap) at prices then prevailing.

     The Company will receive proceeds from any exercise of the options and the Warrants described (see "Use of Proceeds").

       The representative average of the high and low bid quotations of the Company's Common Stock on September 30, 1996, as reported on NASDAQ (symbol:
BCAM), is $1.34 per share. (See "Market for Company's Common Equity and Related Stockholder Matters").

     THESE SECURITIES ARE SUBJECT TO A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS AND DILUTION."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus is _______________, 1996.


     No dealer, salesman or any other person has been authorized to give any information or to make any representation or projections of future performance other than those contained in this Prospectus, and any such other information, projections or representation if given or made must not be relied upon as being authorized by the Company. The delivery of this Prospectus or any offer or sale hereunder at any time does not imply that the information herein is correct as of any time subsequent to the date hereof or that there has not been any change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which it relates or any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") in accordance with such Act. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the Public Reference
Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at certain of its regional offices including the Chicago Regional office, the Kluszynsky Building, 230 South Dearborn Street, Room 3190, Chicago, Illinois 60604, the Los Angeles Regional Office, 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90036 and the New York Regional Office, 75 Park Place, New York, New York 10007. This material can also be inspected and copied at, and copies obtained at prescribed rates from, the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Certain reports, proxy statements and other information concerning the Company can be inspected at the Boston Stock Exchange, One Boston Place, Boston, Massachusetts 02108.

     The Company has filed with the SEC a Registration Statement on Form SB-2 (the "Registration Statement") (which term includes any amendments thereto) under Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus does not contain all of information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission may be inspected at the at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission described above. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by reference to the more detailed information, financial statements and notes appearing elsewhere in this Prospectus.

                                   THE COMPANY

     BCAM International, Inc. (the "Company") is a software technology company, specializing in ergonomic (human factor) solutions for individuals, government and for major corporations. The Company completed its restructuring, in early 1996, by focusing on (a) accelerating the development and commercialization of the Company's Intelligent Surface Technology ("IST"), (b) continuing its development of proprietary software, which consists of the intelligent part of IST, Mannequin(R), the EARLY(R) process and Back-to-Work(TM) Technology, (c) building its ergonomic consulting services business, which consists of Ergonomic Product Assessment and Redesign, and Ergonomic Workplace Assessment, and (d) emphasizing a strategy of broadening and strengthening business relationships such as joint ventures, partnerships, licenses and other alliances.

     The Company continues to believe that its ergonomic consulting services was and still is the engine that drives new product ideas and with it, the potential of royalty income, as well as new product and service offerings.

                                    The Offer

Securities Offered...........  807,659 Redeemable Class B Warrants and 969,191
                               shares of Common Stock issuable upon exercise of the Redeemable Class B Warrants;

                               491,588 Redeemable Class E Warrants and 540,747 shares of Common Stock issuable upon exercise of the Redeemable Class E Warrants;

                               156,189 shares of Common Stock issuable upon exercise of Class C Warrants;

                               5,714 shares of Common Stock issuable upon exercise of Class D Warrants;

                               291,534 shares of Common Stock issuable upon exercise of an Underwriter's Unit Purchase Option issued on January 24, 1990, as well as 233,227 shares of Common Stock issuable upon exercise of Class A Warrants and 233,227 shares of Common Stock issuable upon exercise of Class B Warrants owned by the holders of such Underwriter's Unit Purchase Options, and 4,704 shares of Common Stock issuable upon the exercise of Finder Options and 3,391 shares of Common Stock issuable upon exercise of Class B Warrants owned by the holder of the Finders Options;

                               900,000 shares of Common Stock issuable upon the exercise of 900,000 stock options by consultants and a former joint venture partner.

                               Each Redeemable Class B Warrant may be exercised until January 17, 1997 to purchase one and two-tenths (1.2) shares of Common Stock at $2.69 per share until December 13, 1996 and $3.23 per share from December 14, 1996 until January 17, 1997. Each Redeemable Class E Warrant may be exercised until January 17, 1997 to purchase one and one-tenth (1.1) shares of Common Stock at a price of $1.25. Each Redeemable Class A Warrant may be exercised until January 17, 1997 to purchase 1.2 shares of Common Stock at a price of $1.72. Each Redeemable Class C Warranty may be exercised until January 17, 1997 to purchase one and fourteen-hundredths (1.14) shares of Common Stock at a price of $.875 per share. Each Redeemable Class D Warrant may be exercised until January 17, 1997 to purchase two and twenty-nine hundredths (2.29) shares of Common Stock at a price of $.875 per share. See "Description of Securities - Warrants" and "Recent Events - Discounted Warrant Plan." Stock options may be exercised as follows: (i) 300,000 at $1.0469 until January 2, 1997; (ii) 100,000 at $1.1719 until August 20, 2006;  (iii)  100,000 at $1.3125
                               until December 25, 1996; (iv) 100,000 at $1.3443,
                               until  January  27,  1997;  (v)  100,000 at $1.69
                               until  July 21,  1999;  (vi)  100,000  at $2.0625
                               until February 20, 1997; and (vii) 100,000 at $3.2191 until March 14, 1997.

Shares of Common Stock
Outstanding Before Offering..  14,877,233 (1) (2)

Shares of Stock Outstanding
After Offering...............  18,215,157 (3) (4)

Use of Proceeds..............  For general  working  capital  purposes.
                               (See "Use of Proceeds")

Risk Factors ................  Investment in the securities  offered hereby involves a high degree of risk and immediate and substantial dilution. See "Risk Factors" and "Dilution."

NASDAQ Symbols...............  Common Stock - BCAM
                               Class B Warrants - BCAML
                               Class E Warrants - BCAMZ

Boston Stock Exchange Symbol.. Common Stock - BAM


     (1) Does not include 3,337,924 shares of Common Stock related to the above securities offered.

     (2) Does not include (i) shares of Common Stock issuable under options to acquire an aggregate of 439,500 shares (net of cancellations and exercises), issued under the Company's 1989 Stock Option Plan, as amended (the "1989 Plan"),
(ii) shares of Common Stock issuable upon the exercise of options granted to non-management directors under the Company's 1989 Non-Statutory Stock Option Plan (the "Non-Statutory Plan"), under which options to acquire an aggregate of 100,000 shares (net of cancellations and exercises) have been granted, and (iii) 2,000,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan (the "1995 Plan"), under which options to acquire an aggregate of 1,819,000 shares (net of cancellations and exercises) have been granted. See "Management - Stock Options - Stock Option Plans" and "Management Director Compensation."

     (3) Does not include (i) shares of Common Stock issuable under options to acquire an aggregate of 39,500 shares (net of cancellations and exercises), issued under the Company's 1989 Stock Option Plan, as amended (the "1989 Plan"),
(ii) shares of Common Stock issuable upon the exercise of options granted to non-management directors under the Company's 1989 Non-Statutory Stock Option Plan (the "Non-Statutory Plan"), under which options to acquire an aggregate of 100,000 shares (net of cancellations and exercises) have been granted, and (iii) 2,000,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan (the "1995 Plan"), under which options to acquire an aggregate of 1,819,000 shares (net of cancellations and exercises) have been granted. See "Management - Stock Options - Stock Option Plans" and "Management Director Compensation."

     (4) Does include 3,337,924 shares of Common Stock related to the above securities offered.

Summary Financial Data

     The summary financial data set forth below are derived from financial statements of the Company appearing elsewhere in this Prospectus and from prior years' Form 10K-SB. The financial statements for the six months ended June 30, 1995 and 1996 are unaudited. The summary financial data should be read in conjunction with financial statements and notes thereto, and to prior years' Form 10K-SB.


                          Summary Financial Information
                      (In Thousands, Except Per Share Data)
                                                                                        Six Months Ended
                                     Year Ended December 31,                          June 30, (unaudited)

                        1991       1992       1993       1994        1995           1995         1996
                        ----       ----       ----       ----        ----           ----         ----

Statement of
Operations Data:
Net revenue......     1,308      1,371       1,382       1,138        752              414           211
Net loss.........    (2,491)(1) (2,228)(1)    (595)(2)  (2,389)(2)  1,689)            (806)         (919)
Weighted average
number of common
shares and common
equivalent shares
outstanding......   5,981,324   9,056,231   10,949,876  14,681,530 14,818,055   14,778,227    14,858,222
Net loss per share    (0.42)(1)  (0.25)(1)   (0.05)(2)   (0.16)(2)     (0.11)       (0.05)        (0.06)

Balance Sheet
Data:
Cash, cash
equivalents and
marketable
securities.......          226       817     6,040       4,168      2,209        3,023         1,604
Working capital..           22       719     6,261       3,718      2,156        2,977         1,196
Total assets.....        1,923     1,721     6,975       5,088      3,034        4,013         2,340
Long term debt...        1,195         -         -           -          -            -             -
Stockholders'
equity
(eficiency).....         (175)     1,166(3)  6,661(3)    4,252      2,604        3,487         1,644



Notes:

     1. The net loss for years 1991 and 1992 include the financial results of the HumanCad division. The HumanCad division was discontinued on February 23, 1993. Net loss includes a loss from discontinued operations of $1,153,234 in 1991 or $.20 per share and $1,247,270 in 1992 or $.14 per share

     2. In years 1993 and 1994, the Company's investment of approximately $72,000 in a partnership was written off ($17,000 in 1994 and $55,000 in 1993). ErgoRisk Services, Inc. (Canada) was purchased for $65,000 to effectively terminate a joint venture, and was subsequently written off in 1994.

     3. These were private placements in 1991 and 1993, which were completed in 1992 and 1993 respectively, which increased the amount of stockholder equity.

                                  RISK FACTORS

     The securities offered hereby are speculative in nature, involve a high degree of risk, and should only be made by investors who can afford the loss of their entire investment. Each prospective investor should carefully consider the following risks, as well as others described elsewhere in this Prospectus, before purchasing the securities offered hereby.

     Operating History; Operating Losses. The Company has operated as a software technology company specializing in ergonomic solutions for individuals, government and major corporations, and has incurred operating losses over its existence. The Company reported a net loss of $918,908 for the six-month period ended June 30, 1996, and net losses of $1,689,480 and $2,388,953 for the fiscal years ended December 31, 1995 and 1994. Since inception, the Company had accumulated deficits, and as of June 30, 1996, the accumulated deficit was $12,606,058. The Company's operations are subject to numerous risks associated with the establishment and development of a business and the commercialization of new technologies. The Company expects to continue to incur operating losses until the completion of the development and commercialization of its technologies. The Company is also aggressively pursuing its consulting business by strengthening its sales and marketing activities. There can be no assurance that the Company will achieve or sustain profitable operations through the development and commercialization of its technologies or the growth of its consulting business.

     Discretion in Use of Proceeds Designated for Working Capital. The Company will have broad discretion with respect to the application of the proceeds. While such funds are to be applied for working capital and general corporate purposes in furtherance of the Company's business, investors will be reliant on management as to the specific application of the amounts.

     No Established Markets. Although the Company believes it has the right products and services for the market place, there can be no assurance that the Company's potential clients will find the Company's services or products of the type provided or proposed by the Company to be desirable or of economic value.

     Risks of Expansion. The Company has incurred and continues to incur significant expenses to attract and retain qualified management personnel, engineers, scientists, and ergonomists, for marketing and sales, and promotional activities. The Company's expenses may exceed its revenues until such time as the volume and profitability of its business increase to the extent necessary to offset these expenses.

     Dependence on Major Customers. During the first six months ended June 30, 1996, Long Island Lighting Company, Stanley Tools and PTC Aerospace accounted for 32%, 32% and 16%, respectively, and 80%, in the aggregate of the Company's net revenue. No assurance can be given that the Company will continue to be retained by any of its major clients beyond the current projects or that such clients will retain the Company for any future services. During the fiscal year ended December 31, 1994, an Indonesian government agency, Aircraft Industry of Indonesia ("IPTN"), Reebok and Lumex together accounted for 59%, 17% and 9%, respectively, and 85%, in the aggregate, of the Company's net revenue. During the fiscal year ended December 31, 1995, BE Aerospace, Inc., Remington Arms Company, Inc. and Reebok accounted for 29%, 12% and 11% respectively, and 52%, in the aggregate, of the Company's net revenue.

     Effect of State of Economy. The market for the Company's services may be adversely affected by a recession or other economic downturn. During an economic recession, such services may be considered discretionary and delays in commencing ergonomic programs are possible. These factors are not within the control of the Company.

     Growth Limitations Inherent in Service Portion of Business. The specialized ergonomic services typically provided by the Company require significant time and attention of the Company's technical personnel. Accordingly, the Company's ability to deliver such specialized services is limited by the relatively few qualified personnel employed by the Company, at any given time, to perform these services.

     Fixed Price Contracts. The consulting services provided by the Company are often offered to clients on a fixed price basis. In setting its price for services, the Company seeks to estimate the technical staff's hours that will be required to provide the services. To the extent that the Company underestimates the total hours that will be required, the Company could realize a loss on any particular contract or contracts.

     Limited Rights to Certain Products. In certain cases, the Company may develop products for its clients in response to a specific request of such client. In such cases, the client may fund all or a significant portion of the Company's development costs. Although the Company believes that it owns the rights to develop any products derived from work performed, including certain products under development by the Company, no assurance can be given that any client which has retained the Company will not in the future assert the right to restrict the Company's activities with respect to any technology developed or claim rights to products sought to be commercialized by the Company.

     Lack of Patent Protection; Reliance on Trade Secret and Copyright Protection. The Company has obtained three issued patents and four patents with Notice of Allowance from the patent office (six U.S. and one European) and has filed four additional United States patent applications relating to its Intelligent Surface Technology. The Company also has five U.S. patents in fields other than Intelligent Surface Technology. There can be no assurance that its software is entitled to patent protection or that the claims in the pending patent applications will issue as patents, that any issued patent will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patents owned by the Company or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity of a patent and prevent infringement can be substantial even if the Company prevails. Furthermore, there can be no assurance that others will not independently develop similar technologies, duplicate the Company's technology or design around the patented aspects of the Company's technology or that the Company will not infringe on patents or other rights owned by others.

     The Company protects its proprietary written material, know-how, computer software and technology which it has or may develop, through the use of United States copyrights, common-law trade secret protection, trademarks and service marks, and contractual arrangements. These laws provide only limited protection, however, since they do not protect the "ideas" or "concepts" reflected in such materials or software, but only protect the expression of the "ideas" or "concepts" contained therein. While the Company enters into confidentiality arrangements with its employees, consultants and customers, and implements various measures to maintain "trade secret" protection for its products in an attempt to maintain the proprietary nature of its products, there can be no assurance that these measures will be successful. Accordingly, there is no assurance that competitors may not develop products, materials or software which perform similar or identical functions as the Company's products or proprietary software without infringing upon the Company's copyrights or violating trade secret laws. The legal and factual issues arising in copyright or trade secret litigation are often both complex and unclear and any attempt to enforce the Company's rights thereunder will face both the high cost of litigation and the uncertainty of the result.

     Government Regulation. The Company does not believe that its present and currently proposed activities are generally subject to any material government regulation in the United States or other countries. It is possible that certain products developed by the Company in the future as an adjunct to its principal ergonomics business, might be deemed under new legislation or regulations to be "medical devices" or otherwise be subject to the jurisdiction of the Federal Food and Drug Administration or similar agencies. In the event that any product is subject to such governmental regulation, the Company will be required to obtain necessary approvals which could delay or, in certain circumstances, even prevent the introduction to the marketplace of such product and result in significant additional expense. Even though the Company believes that the current policies of the Occupational Safety and Health Act ("OSHA") encourages the use of the Company's services and creates greater awareness of the need for its ergonomic services and products, it cannot predict the extent to which it may be affected by legislative and other regulatory developments OSHA or otherwise.

     Retention of Key Personnel; Limited Experience with Company. There can be no assurance that the Company will be able to retain the services of its key personnel, and the loss of the services of its key personnel could have a material adverse effect on the Company's business and prospects. On February 16, 1995, Michael Strauss, the President and Chief Operating Officer, was elected to the additional positions of Chairman of the Board of Directors and Chief Executive Officer and one of the Company's directors, Robert Wong, was appointed Vice Chairman and Chief Technology Officer and interim Chief Financial Officer. The Board of Directors believes that Mr. Strauss and Mr. Wong possess the operational, technical and management skills needed by the Company to further the Company's proprietary technologies, and business in general.

     Competition. Although management believes that the Company's unique technologies, proprietary software, methodologies and know-how give it a competitive advantage, other companies or agencies are developing, and have developed, particular services and technologies that are competitive with the Company's services and technology and that increased competition is likely. It is certain that some competitors will have significantly greater financial, technical and other resources than the Company. Many of the large industrial companies, especially major insurance companies, that form the primary market for the Company's services may also seek to develop or have already developed their own ergonomic programs. Similar services may also be supplied by universities, hospitals, government agencies or other entities, many of which may have substantially greater financial and other resources than the Company.

     Potential Liability; Insurance Coverage. The Company may be exposed to liability claims for injuries, property damage or other losses arising out of improper provision of services. The Company currently has liability insurance for such losses which the company believes is sufficient to cover all claims. However, there can be no assurance that it will be able to maintain such coverage or obtain additional coverage, at a reasonable cost or otherwise, or that the coverage that it has or that it may obtain will be sufficient to cover any and all claims. Although no claims have been asserted to date, in the event that a claim is successfully asserted against the Company, such claim could have a material adverse effect on the Company.

     Immediate and Substantial Dilution. Purchasers of the Common Stock offered herein will incur an immediate dilution in net tangible book value at June 30, 1996 upon exercise of the Class B, C, D and E Warrants of approximately $2.458, $.768, $.775 and $1.116 per share, respectively, and $1.739 per share upon exercise of the Underwriter's Unit Purchase Options, $1.869 upon exercise of the Finder's Option and 1.377 upon the exercise of all consultant stock options.

     Outstanding Options. As of September 30, 1996, in addition to the 8,095 shares of Common Stock issuable upon exercise of the balance of the Finder's Option (and the exercise of all warrants in connection therewith, the Company had outstanding 807,659 Class B Warrants, (exercisable for 969,191 shares of Common Stock), 491,588 Class E Warrants to purchase 540,745 shares of Common Stock, the Underwriter's Unit Purchase Option to purchase 97,178 Units at $4.35 per Unit convertible into 291,534 shares of common stock, as adjusted, 194,356 Class A Warrants exercisable for 233,227 shares of Common Stock and 194,356
Class B Warrants exercisable for 233,227 shares of Common Stock issuable upon the exercise of the aforementioned Class A Warrants and the exercise of 900,000 stock options for 900,000 shares. The Company has also granted stock options to purchase an aggregate of 1,958,500 additional shares of its Common Stock (net of exercises and cancellations, of which options for 25,000 shares were granted prior to the IPO) at exercise prices ranging from $0.922 to $3.188 per share. Of these, the Company has granted to its non-management directors options to purchase an aggregate of 210,000 shares of its Common Stock at exercise prices ranging from $0.922 to $1.68 per share. Holders of the Finder's Option and other such options and warrants are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by such Finder's Option, other options or warrants. Further, while such options and warrants are outstanding, they may adversely affect the terms on which the Company could obtain additional capital.

     Financial Standards for Continued NASDAQ Listing. To maintain its listing on the NASDAQ Small Cap Market, the Company must have total assets of at least $2 million, capital and surplus of at least $1 million and a minimum bid price of $1 per share; provided, however, the $1 minimum bid price per share is not applicable if the Company maintains a public float of $1 million and capital and surplus of $2 million. The Company currently meets these requirements, in the event the Company continues to sustain losses, at some point in the future, it may not meet the above described standards and the Common Stock would be delisted from NASDAQ which could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Principal Stockholders."

     Market Overhang. Future sales of common stock could depress the market price of the Company's common stock. Further, the options and warrants presently outstanding could adversely affect the market for the Common Stock and any sale of the Common Stock acquired pursuant to such options and warrants could also depress the market price of the Common Stock.

     Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants. The Class A Warrants are detachable from the Units and trade separately. Holders of the Warrants may reside in or move to jurisdictions in which the shares underlying the Class A Warrants or the Class B Warrants or Class E Warrants issuable upon the exercise of the Class A Warrants or the shares issuable upon exercise of the Class B Warrants, Class E Warrants, or the Class D Warrants are not registered or otherwise qualified for sale during the period that the Class A Warrants, Class B Warrants, Class E Warrants, or the Class D Warrants are exercisable. In this event, the Company would be unable to issue shares and Class B Warrants to those persons desiring to exercise their Class A Warrants and would be unable to issue shares to those persons desiring to exercise Class B, Class D or Class E Warrants unless and until the shares and Class B Warrants, Class E Warrants, or Class D Warrants could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption to such qualification exists in such jurisdiction. The Company has no obligation to effect any such registration or qualification. If the Company elects to attempt such registration or qualification, no assurances can be given that the Company will be able to effect any required registration or qualification. The Company has qualified the offering in the following states: Connecticut, Hawaii, Kansas, Massachusetts, Mississippi, Ohio, Utah, Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Michigan, New Jersey, New York, Pennsylvania, Rhode Island, Texas, West Virginia and Wisconsin. See "Description of Securities".

     No Dividends. The Company has paid no cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                 DIVIDEND POLICY

     The Company has paid no cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                     MARKET FOR COMPANY'S EQUITY SECURITIES

                              COMMON STOCK - NASDAQ

1994                      High Bid                      Low Bid

First Quarter              3 7/16                        2 9/32
Second Quarter              2 1/2                        1 5/16
Third Quarter              2 1/16                        1 7/16
Fourth Quarter              1 7/8                         31/32

1995

First Quarter              1 1/16                           3/4
Second Quarter             1 9/32                           7/8
Third Quarter             1 21/32                         31/32
Fourth Quarter                  2                             1

1996

First Quarter               1 1/4                         29/32
Second Quarter             1 5/16                         29/32

                      COMMON STOCK - BOSTON STOCK EXCHANGE

1994                      High Bid                       Low Bid

First Quarter               2 1/2                         2 1/4
Second Quarter            1 13/16                        1 9/16
Third Quarter               1 3/4                         1 1/2
Fourth Quarter              1 7/8                         15/16

1995

First Quarter              1 1/32                         11/16
Second Quarter              1 1/8                           1/2
Third Quarter             1 19/32                         13/16
Fourth Quarter            1 23/32                             1

1996

First Quarter              1 7/32                           3/4
Second Quarter              1 1/4                           7/8


                            CLASS B WARRANTS - NASDAQ

1994                      High Bid                       Low Bid

First Quarter                 3/4                          9/32
Second Quarter              13/32                           1/8
Third Quarter                3/16                           1/8
Fourth Quarter               7/32                           1/8

1995

First Quarter                 1/8                           1/8
Second Quarter                1/8                           1/8
Third Quarter                 1/8                           1/8
Fourth Quarter               7/32                           1/8

1996

First Quarter                 1/8                           1/8
Second Quarter                1/8                          1/16



                            CLASS E WARRANTS - NASDAQ

1994                      High Bid                       Low Bid

First Quarter                2/38                         1 1/8
Second Quarter              1 1/4                           3/8
Third Quarter                 7/8                          9/16
Fourth Quarter              11/16                           1/4

1995

First Quarter               11/32                           1/4
Second Quarter                3/8                          5/16
Third Quarter                 5/8                           3/8
Fourth Quarter                7/8                           3/8

1996

First Quarter                7/16                           3/8
Second Quarter                3/8                           3/8

                                    DILUTION

     As of June 30, 1996, the net tangible book value per share of the Company's Common Stock was $0.10. "Net tangible book value per share" represents the amount of the Company's tangible assets, less the amount of its liabilities and redeemable stock, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt of the proceeds from the sale of Common Stock upon exercise of the balance of Class B, E, C and D Warrants at exercise prices per share of $2.69, $1.25, $0.875 and $0.875, respectively, and from the exercise of the Underwriter's Unit Purchase Option at an exercise price of $1.45 per share and the related Class A and B Warrants at exercise prices of $1.72 and $2.69, respectively, the Finder's Unit Purchase Option at an exercise price of $2.69 and related Class B Warrants at an exercise price of $2.69, in each case net of expenses of the Offering, and the Common Stock option to consultants at an average price of $1.549, the pro forma net tangible book value per share of Common Stock as of June 30, 1996, would have been $.42. This would result in dilution to purchasers of Common Stock upon the exercise of all Warrants, Unit Purchase Options and consultant stock options of $1.45. The dilution assumes that all Class B Warrants will be exercised at $2.69 per share even though the exercise price increases to $3.23 per share from December 14, 1996 to January 17, 1997. Refer to the following table for the dilution of each of the Warrants and Unit Purchase Options. [Add dilution if the exercise price for the Class B and E Warrants is $3.23 per share.]


                                                               Underwriter's Unit          Finder's List
                                                                 Purchase Option          Purchase Option

                   Class B   Class E   Class C   Class D   Common   Class A    Class B   Common   Class B   Consultant
                   Warrants  Warrants  Warrants  Warrants   Stock   Warrants   Warrants   Stock   Warrants    Options     Total


Public offering
price per share
of Common
Stock upon
exercise of
Warrants, Unit
Purchase
Options and
Stock Option...     $2.69    $1.25     $0.875    $0.875     $1.45     $1.72      $2.69    $1.45    $2.69      $1.549      $1.87

Net tangible
book value per
share at June
30, 1996 ......      0.10     0.10      0.10      0.10       0.10      0.10       0.10     0.10     0.10        .10     0.10

Net increase
per share
attributable
upon exercise
of the Warrants,
Unit Purchase
Options and
Stock Options..       .132     .034      .007     0.000       .022      .021       .032    0.00     0.00        .072    0.32

Pro forma net
tangible book
value per share
of Common
Stock after
exercise of the
Warrants, Unit
Purchase
Options and
Stock Options..      0.232     .134      .107      .10        .122      .121       .132    0.10     0.10        .172    0.42

Dilution of net
tangible book
value per share
of Common
Stock to new
investors .....     $2.458   $1.116    $ .768    $ .775     $1.328    $1.599     $2.558   $1.35    $2.59      $1.377   $1.45



                                 USE OF PROCEEDS

     The Company will derive proceeds from any exercise of the Class A, B, C, D and E Warrants, the Underwriter's Unit Purchase Option, the Finder's Option and the Stock Options to consultants and its former joint venture partner offered hereby. The Warrants and Options are exercisable no later than January 17, 1997 (formerly January 16, 1995 in the case of the Class B and E Warrants, January 24, 1995 in the case of the Underwriter's and Finder's Unit Purchase Options and June 25, 1996 in the case of the Class D Warrants) and the options to consultants have exercise dates from December 25, 1996 to August 20, 2006. Assuming the exercise of all such Warrants, Unit Purchase Options and stock options to consultants and its former joint venture partner, of which there can be no assurance, the maximum aggregate amount of such proceeds is estimated at approximately $6,286,021, less estimated transactions costs of $50,000, for net proceeds to the Company of $6,236,021. If the Company were to receive such proceeds, it would be utilized for general working capital purposes.

     The foregoing represents the Company's best estimate of its use of the net proceeds from any exercise of the Warrants, Unit Purchase Options and Stock Options offered hereby, based upon the current state of its business operations, its current plans and current economic and industry conditions. Further events, including the problems, delays, expenses and complications frequently encountered by businesses as well as changes in economic, regulatory or competitive conditions or the success or lack thereof of the Company's research and marketing activities, may require reallocation of funds or may require the delay, abandonment or reduction of the Company's efforts.

     The Company may also use working capital for acquisitions, although the Company does not currently have any agreements or understandings with respect to any planned acquisitions.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996, as adjusted to reflect (a) the issuance and sale of 969,191 shares of Common Stock upon exercise of the Redeemable Class B Warrants at $2.69 per share; (b) the issuance of 156,189 shares of Common Stock upon exercise of the Class C Warrants at $.875; (c) the issuance and sale of 5,714 shares of Common Stock upon exercise of the Class D Warrants at $.875 per share; (d) the issuance and sale of 540,747 shares of Common Stock upon issuance of the Class E Warrants at $1.25; (e) the issuance and sale of the Underwriter's Unit Purchase Option for 97,178 units (includes 291,534 shares of Common Stock; the issuance and sale of 233,227 shares of Common Stock upon exercise of the Class A Warrants at $1.72 and the issuance and sale of 233,227 shares of Common Stock upon exercise of the Class B Warrants at $2.69) and (f) the issuance and sale of the Finder's Unit Purchase Option for 1,568 units (includes 4,704 shares of Common Stock and the issuance and sale of 3,391 shares of Common Stock upon exercise of the Class B Warrants at $2.69; and (g) the issuance of 900,000 shares upon the exercise of 900,000 stock options to consultants and its former joint venture partner at prices ranging from $1.046 to $3.2191, or an average price of $1.549. The capitalization table assumes the Class B Warrants are exercised at $2.69 which is the exercise price until December 13, 1996. From December 14, 1996 until the expiration date of January 17, 1997, the exercise price is $3.23.



                                                                           June 30, 1996
                                                              Actual                       As Adjusted



Acquisition Preferred Stock, par value $.01 per            $    -                               -
share, authorized 750,000 shares, no shares
issued or outstanding

Common  Stockholders' Equity

Common Stock, $.01 par value;  40,000,000
shares authorized; 15,640,415 shares issued
and 14,877,233 outstanding; 18,978,339
shares issued and 18,215,157 outstanding,
as adjusted (1)                                                156,404                       189,783

Paid-in surplus                                             14,992,780                    21,195,422

Deficit                                                    (12,606,058)                  (12,606,058)
                                                             2,543,126                     8,779,147
Less:

Treasury Shares (763,182 shares)                             (899,100)                      (899,100)
                                                           -----------                   -----------
Common Stockholders' Equity                                $1,644,026                    $ 7,880,047
                                                           ===========                   ===========
Total Capitalization                                       $1,644,026                    $ 7,880,047
                                                           ===========                   ===========



(1) Excludes 1,958,500 shares of Common Stock issuable upon exercise of outstanding stock options.

                             SELECTED FINANCIAL DATA

     The following information is qualified by reference to, and should be read in conjunction with, the Company's financial statements and the notes thereto, and to prior years' From 10K-SB.


                                          Summary Financial Information
                                      (In Thousands, Except Per Share Data)
                                                                                       Six Months Ended
                                      Year Ended December 31,                        June 30, (unaudited)

                        1991       1992      1993       1994        1995             1995           1996
                        ----       ----      ----       ----        ----             ----           ----

Statement of
Operations Data:

Net revenue......      1,308      1,371     1,382       1,138        752             414             211

Direct costs.....        401        589       461       1,141        557             388              49

Selling, general
and administrative     2,059      1,735     1,454       2,339      1,918             824           1,075

Research,
development and
engineering......         36         47        57         120        141             109              47

Operating loss...    (1,188)(1) (1,000)(1) (590)(2)  (2,462)(2)   (1,864)           (907)           (960)

Interest income..         48         55        59         155        175             101              41

Interest expense.        197         36         4          -          -               -               -

Loss on investments       -          -         60 2        82 2       -               -               -

Net loss from
continuing
operations.......    (1,337)(1) (981)(1)   (595)(2)  (2,389)(2)   (1,689)           (806)           (919)

Loss from
discontinued
operations.......     1,154(1)  1,247(1)       -           -          -               -               -

Net loss.........   (2,491)(1) (2,228)(1)  (595)(2)  (2,389)(2)   (1,689)           (806)           (919)

Weighted average
number of common
shares and common
equivalent shares
outstanding......    5,981,324  9,056,231 10,949,876 14,681,530 14,818,055        14,778,227      14,858,222

Net loss per share   (0.42)(1)  (0.25)(1)  (0.05)(2)  (0.16)(2)    (0.11)          (0.05)          (0.06)


Balance Sheet Data:

Cash, cash
equivalents and
marketable
securities.......      226         817     6,040      4,168      2,209             3,023           1,604

Working capital..       22         719     6,261      3,718      2,156             2,977           1,196

Total assets.....     1,923      1,721     6,975      5,088      3,034             4,013           2,340

Long term debt...     1,195        -         -          -          -                  -               -

Stockholders'
equity (deficiency)
                      (175)     1,166(3)   6,661(3)   4,252      2,604             3,487           1,644




Notes:

     1. The net loss for years 1991 and 1992 include the financial results of the HumanCad division. The HumanCad division was discontinued on February 23, 1993. Net loss includes a loss from discontinued operations of $1,153,234 in 1991 or $.20 per share and $1,247,270 in 1992 or $.14 per share

     2. In years 1993 and 1994, the Company's investment of approximately $72,000 in a partnership was written off ($17,000 in 1994 and $55,000 in 1993). ErgoRisk Services, Inc. (Canada) was purchased for $65,000 to effectively terminate a joint venture, and was subsequently written off in 1994.

     3. There were private placements of 1991 and 1993, which were in 1992 and 1993 respectively, which increased the amount of stockholders' equity.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Year Ended December 31, 1995 Compared with Year Ended December 31, 1994


Results of Continuing Operations

     The Company often provides services pursuant to contracts providing for a fixed price or a fixed hourly rate. In setting its price for services, the Company seeks to estimate the man hours that will be required to provide the services. To the extent that the Company underestimates the man hours that will be required, or the expenses it will incur in performing a contract, the Company could realize a loss on any particular contract.

     Gross profit increased by $197,885 in 1995 as compared to 1994. The increase was primarily attributable to lower margin revenue in 1994 associated with the Indonesian Contract (defined below) and certain additional costs accrued in 1994 relating to the licensing fees of intelligent products. A comparison of the two years is shown below:



                                         Year Ended December 31,
                               1995                                 1994


Net Revenue.............     $752,077                           $1,138,304

Direct Costs............      556,586                            1,140,698
                             --------                           ----------
Gross Profit (Loss).....     $195,491                           $   (2,394)
                             ========                           ===========
Gross Profit Percentage..       26%                                  -
                             ========                           ===========



     Direct costs include salaries, equipment purchases for contracts, consulting fees and certain other costs. Gross profit may fluctuate from period to period. Factors influencing fluctuations include the nature and volume of services provided to individual customers which affect contract pricing, the Company's success in estimating contract costs (principally professional time), the timing of hiring new professionals who may require training before gaining certain efficiencies and customer demands.

     Net revenue is derived from services rendered and sale of products that are adjunct to services, generally pursuant to fixed price contracts with terms of less than one year. The Company's policy is to recognize revenue when services are rendered or when the related products are shipped. Net revenue decreased by $386,227 in 1995 from 1994.

       Net revenue includes the following:

                                              Year Ended December 31,
                                         1995                        1994

Intelligent Surface Technology (1)..   $ 96,473                  $  262,000
                                       --------                  ----------
Ergonomic Consulting Services:

  Product Assessment (2)............    451,508                     800,135

  Workplace Assessment (3)..........    204,096                      76,169
                                        -------                  ----------
Subtotal............................   $655,604                     876,304
                                       --------                  ----------
Total Revenue                          $752,077                  $1,138,304
                                       ========                  ==========


     (1) Revenue from licensing and development fees of Intelligent Surface Technology declined $165,527 in 1995 from 1994 and accounted for 13% of net revenue in 1995 versus 23% in 1994. The revenue in both 1995 and 1994 is attributable to the two licensing agreements signed in 1994 with Reebok for Intelligent Footwear and a right of first refusal for Athletic, Sport and Fitness Equipment and Lumex for Intelligent Medical Procedure Equipment. Revenue from intelligent products includes the initial payments for licensing the Intelligent Surface Technology as well as fees associated with the completion of the deliverables under the licensing agreements.


     (2) Ergonomic Product Assessment and Redesign provided 60% of the Company's revenue in 1995 compared to 70% in 1994. The $348,627 decrease in 1995 from 1994 reflects a contract primarily to resell computer equipment with IPTN (the "Indonesian Contract") for $700,000 which accounted for $665,000 of revenue in 1994 and only $35,000 in 1995.


     (3) Revenue from ergonomic workplace assessment increased $127,927 in 1995 from 1994 and accounted for 27% of net revenue in 1995 versus 7% in 1994. The increase is primarily attributed to the Company's success in obtaining additional contracts with certain utilities.


     Direct costs  decreased  $584,112,  to $556,586 in 1995 from  $1,140,698 in
1994 primarily due to: (1) costs in 1994 associated with the Indonesian Contract which represented 47% of the total cost of sales and (2) a change in estimate in 1994 on certain licensing agreements, whereby the Company recorded approximately $224,000 of additional costs and accruals for losses on certain contracts.

     Selling, general and administrative expenses decreased $420,408, or 18%, to $1,918,817 in 1995 from $2,339,225 in 1994. The decrease was primarily attributable to a reduction in salaries and benefits as a result of the elimination of certain positions and the reduction in certain marketing expenses.

     The Company's research and development costs increased $20,297 to $140,767 in 1995 from $120,470 in 1994. The increase reflects the costs to develop several components relating to certain applications of the intelligent surface technology. During 1995 the Company progressed in the development of the technology of several of the components relating to certain applications of the intelligent surface technology. For certain other applications, significant development is required. In the area of Intelligent Surface Technology, the licensees may share in development costs through the payment of licensing fees. In 1993 the Company incurred $57,208 of research and development costs.

     Interest and other income increased $19,977 to $174,613 in 1995 from $154,636 in 1994. The increase is primarily attributable to net realized losses in 1994 of $61,612 on the sale of available-for-sale securities. This was partially offset by the reduction of interest income in 1995, which reflects the reduction of assets available for investment as compared to 1994.

     The loss on investments recognized in 1994 includes the following two items: 1) In December 1994, the Company agreed to terminate its joint venture with ErgoRisk Services, Inc. (Canada). Under the terms of the joint venture entered into in July 1994, the Company granted ErgoRisk Services, Inc. (Canada) an exclusive right to market the EARLY(R) System in Canada. The joint venture was terminated in conjunction with the Company's decision to change its marketing plans from a broad based approach to a selective market approach. Under the termination agreement, the Company purchased 100% of the common stock in ErgoRisk Services, Inc. (Canada) for $65,000, and subsequently wrote off the investment. 2) The Company recognized a loss of $16,500 from the write-off of the remaining investment of a partnership interest.

     Due to the net losses and the accounting rules in accordance with Financial Accounting Standards Board Statement No. 109, there was no provision for income taxes in 1995 and 1994.

     As a result of all of the above, the net loss in 1995 decreased $699,473 to $1,689,480 from $2,388,953 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and held-to-maturity securities decreased $1,959,263 to $2,208,858 at December 31, 1995 from $4,168,121 at December 31, 1994.
Consequently, working capital decreased $1,562,020 to $2,155,767 at December 31, 1995 from $3,717,787 at December 31, 1994. The decreases were primarily attributable to the net loss incurred in 1995.

     The Company expects that its working capital, together with revenue from operations, will be sufficient to meet liquidity and capital requirements through 1996. It may be necessary for the Company to raise additional funds in 1996 in order to accelerate the commercialization of the Intelligent Surface Technology and the remarketing of Mannequin(R). Longer term cash requirements are dictated by a number of external factors, which include, among others, the Company's ability to introduce new competitive products and services, and license its Intelligent Surface Technology for additional applications.

     The   Company  has  no  material   commitments   for  any  future   capital
expenditures.

     Accounts receivable, net of the allowance for doubtful accounts, increased to $135,995 at December 31, 1995, from $119,855 at December 31, 1994. Three customers comprised 83% of the balance at December 31, 1995.

     Prepaid expenses and other current assets increased slightly to $233,585 at December 31, 1995 from $230,480 at December 31, 1994. Other current assets principally include profits and expenses for services rendered but are not yet billable.

     Accounts payable, accrued expenses and sundry liabilities decreased to $422,671 at December 31, 1995 from $700,669 at December 31, 1994. The decrease resulted primarily from the Company's performance in 1995 which satisfied a significant portion of the accruals made in 1994 relating to the downsizing of the ergonomic workplace assessment services, accruals for services to be provided in excess of revenue received or to be received, accruals for professional fees in connection with the filing of the Company's Form SB-2 and Form S-3 Registration Statements and accruals related to written off investments.

     In April, 1995, the Company agreed to exchange a shareholder's investment in one of the Company's subsidiaries for 100,000 common shares of the Company. The investor had purchased shares of the subsidiary in 1993 for $100,000, resulting in the recording of deferred revenue. As a result of the exchange agreement, the deferred revenue was converted into the Company's common stock ($1,000) and paid-in-surplus ($99,000) accounts.

     The Company's net revenue was $752,077 in 1995. The Company does not anticipate any royalty revenue in 1996 associated with its current licensing agreements. The Company believes that commercialization of its Intelligent Surface Technology through the licensing agreements will commence in 1997 and continue in subsequent years. Revenue will be generated in 1996 through product ergonomic consulting services, ergonomic workplace assessments and revenue that may result if the Company is successful in licensing its Intelligent Surface Technology for additional applications.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

Results of Continuing Operations

     Net revenue is derived from services rendered and the sale of products that are adjunct to services, generally pursuant to fixed price contracts with terms of less than one year. The Company's policy is to recognize revenue when services are rendered or when the related products are shipped.

     Direct costs, that include salaries, equipment purchases for contracts, consulting fees and certain other costs, may fluctuate from period to period.

     Factors influencing fluctuations include the nature and volume of services provided to individual customers which affect contract pricing, the Company's success in estimating contract costs (principally professional time), the timing of hiring new professionals who may require training before gaining certain efficiencies and customer demands.

     The following is a summary of net revenue, direct costs, and gross profit for the periods indicated.


                   Three Months Ended June 30       Six Months Ended June 30
                      1996          1995               1996          1995

Net Revenue.....    $108,226      $299,631          $210,721       $414,396

Direct Costs....       4,543       194,020            49,288        388,163
                    --------      --------          --------       --------
Gross Profit....    $103,683      $105,611          $161,433       $ 26,233

Gross Profit %..       96%           35%               77%             6%


     Net revenue decreased by $191,405, to $108,226, during the three months ended June 30, 1996, and by $203,675, to $210,721, for the six months ended June 30, 1996, as compared to the same periods in 1995. The decrease was partly due to a decline of $82,500 in Intelligent Surface Technology revenue which, in 1995, included $95,000 relating to the completion of several deliverables for two of our licensees.. Also contributing to the decrease was a decline in Ergonomic Consulting Services revenue, mostly due to delays in the start date of certain projects. These projects are expected to begin in the third quarter.

     Direct costs decreased by $189,477 and $338,875 for the three months and six months ended June 30, 1996, respectively, as compared to the same periods in 1995. The decrease was primarily due to a more favorable mix of internal versus outside resources in 1996 versus 1995, and the elimination of a reserve established in 1994.

     As a result of the above, gross profit remained virtually unchanged for the quarter ended June 30, 1996 as compared with the same period in 1995, despite the shortfall in revenue in the current period, and increased by $135,200 for the six months ended June 30, 1996, as compared to the comparable period in 1995.

     Selling, general and administrative expenses increased by $111,485 for the three months ended June 30, 1996, as compared to the same period in 1995, and increased by $251,454 for the six months ended June 30, 1996, as compared with the same period in 1995. This increase was primarily attributable to a growth in salaries, benefits and related expenses, as a result of the addition of sales and marketing positions. Also contributing to the increase were recruiting, legal, consulting and severance costs which were one-time in nature.

     Research, development and engineering costs decreased by $27,910 to $19,333, for the three months ended June 30, 1996, and by $62,846 to $46,560 for the six months ended June 30, 1996, from the same periods in 1995. This was primarily due to projects in 1995 relating to Intelligent Surface Technology, which have been completed, as well as the capitalization of software development costs in 1996.

     Interest and other income decreased by $30,580 for the three months ended June 30, 1996, as compared to the three months ended June 30, 1995. Interest and other income decreased by $59,579 for the six months ended June 30, 1996, as compared to the six months ended June 30, 1995. This was due to a decrease in assets available for investment.

     Net loss, as a result of the above, for the three months ended June 30, 1996, was $466,587, as compared to a net loss of $350,504 for the comparable period in 1995. Net loss for the six months ended June 30, 1996 was $918,908, as compared to a net loss of $805,921 for the same period in 1995.

     There was no tax benefit for the three months and six months ended June 30, 1996 and the three months and six months ended June 30, 1995, due to losses which have increased the future availability of the net operating loss carryforward which has been offset by valuation allowances.

Liquidity and Capital Resources

     Cash, cash equivalents and marketable securities were $1,604,224 as of June 30, 1996, compared to $2,208,858 as of December 31, 1995. Working capital was $1,195,806 as of June 30, 1996, compared to $2,155,767 as of December 31, 1995.
The decrease of $959,961 or 44.5% in working capital was primarily attributable to the net loss incurred in the six months ended June 30, 1996.

     The Company expects that its working capital, together with revenue from operations will be more than sufficient to meet any liquidity and capital requirements for the remainder of 1996. While the Company is considering whether to seek additional capital from a private placement of its securities in order to accelerate the development of various current technologies, it has not made any agreement or arrangement for such a transaction, has not determined the specific nature of the securities it might offer (i.e., stock, warrants, notes or a combination) and can make no assurances as to whether a proposed financing will be attempted or, if attempted, will be successful, or the ultimate result of such a financing.

     The   Company  has  no  material   commitments   for  any  future   capital
expenditures.

Forward-Looking Statements

     Information set forth in this Prospectus regarding the Company's plans for future operations constitutes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statements should be considered in light of the factors set forth in the "Risk Factors" section of this Prospectus.

                                    BUSINESS

General

     BCAM International, Inc. (the "Company") is a software technology company, specializing in ergonomic (human factor) solutions for individuals, government, and for major corporations. The Company completed, in early 1996, its restructuring by focusing on (I) accelerating the development and commercialization of the Company's Intelligent Surface Technology ("IST"), (II) continuing its development of proprietary software, which consists of the intelligent part of "IST", and Mannequin(R), the EARLY(R) process and Back-to-Work(TM) Technology, (III) building its ergonomic consulting services business, which consists of Ergonomic Product Assessment and Redesign, and Ergonomic Workplace Assessment and (IV) emphasizing a strategy of broadening and strengthening business relationships such as joint ventures, partnerships, licenses and other alliances. In addition, the Company established a collaborative research and development relationship with the State University of New York at Stony Brook, with plans to establish additional relationships with other universities, government laboratories, and other subcontractors.

     The Company continues to believe that its ergonomic consulting services was and still is the engine that drives new product ideas and with it, the potential of royalty income, as well as new product and service offerings.

     During the course of the Company's performance of ergonomic product and workplace assessment services, the Company from time to time develops certain know-how based upon data from its consulting services which it is able to embody into proprietary technologies. When this occurs, and it is believed that the technology is a significant enhancement from the existing technology, the Company files for patent protection under the laws of the United States and, if warranted, internationally.

The Restructured Businesses of the Company


(I) Intelligent Surface Technology

     Since 1991, the Company has developed and patented its Intelligent Surface Technology. BCAM's Intelligent Surface Technology empowers surfaces to automatically measure any part of the body touching that surface and then, in real time, adjust themselves to conform to that user's body to provide the ultimate in comfort and fit. Such a surface is considered an intelligent surface because it is able to learn about the user and recognize patterns of the user's activities through its sophisticated proprietary software. The Company has identified applications for this technology in the primary areas of seating, footwear and bedding. In addition, the technology can be used for handtools, exercise equipment, helmets, etc.

    Current Licensees

     The Company's current clients who are expected to use the Company's Intelligent Surface Technology in their products are as follows:

     Textron. McCord Winn Textron, Inc. ("Textron") signed a Development and License Agreement with the Company in March 1993 (amended in October 1993 and May 1996) whereby the Company granted an exclusive worldwide license to Textron, to use the "IST" patents and know-how in the manufacture, use and sale of seats and seating components for the transportation industry, wheelchairs, office furniture applications, and hospital beds.

     In 1996, Textron informed BCAM that Textron expects certain 1998 model automobiles to be introduced in the fall of 1997, to incorporate "IST" in the design of drivers' seats. Textron is obligated to pay the Company a royalty for use of the Company's technology in the sale of the systems which is expected to commence in 1997.

     Reebok. In January 1994, the Company and Reebok signed a world-wide exclusive licensing and development agreement for the use of "IST" footwear. In addition, Reebok has a right of first refusal to obtain exclusive licenses to use "IST" on athletic, sport and fitness equipment fields of use. The fields of medical equipment and orthopedic devices are specifically excluded from the Reebok license.

     BCAM  and  Reebok  are   continuing  to  work  closely  in  developing  the
application of the Company's Intelligent Surface Technology, which is expected to be introduced in Reebok's footwear products in due course.

     Lumex. The agreement signed in September 1994 between the Company and Lumex, Inc. was terminated in April 1996. The fields relinquished by Lumex cover operating room tables, medical rockers and medical procedure chairs.

    Potential New Licensees

     The Company has identified several fields that can benefit from its technologies and ergonomic design expertise. BCAM is in advanced discussions with a recliner company, an office furniture company for seating products, an airline for its first class seat, a wheelchair company, a hospital bedding company, a company which manufactures operating room tables, a medical footwear company, a tool company which manufacturers jackhammers and a hand tool company. It is actively pursuing the leading companies within these fields in order to increase the number of licensees and generate additional revenue.

     Sealy. In August, 1996, the Company signed an agreement with Sealy, Inc. to utilize BCAM's "IST", computer software, know-how and expertise towards development of new Sealy products. Specifically, Sealy has an option agreement to "IST" for its adjustable bed and a right of first refusal as applied to all bedding products (excluding medical and adjustable bedding applications).

    Marketing Strategy

     In order for the Company to obtain new licensees, the Company's marketing strategy has focused on identifying organizations that:

       -   Are large,
       -   Are financially strong,
       -   Have marketing presence, and
       -   Have the financial resources to commercialize the technology.

     The Company will offer the "IST" technology to organizations that meet the above criteria and will assist that organization in commercializing the technology.

    Technology Strategy

     In order for the Company to protect its current licensees and add new licensees, the Company is continuing to improve its technology by:

       -   Growing its portfolio of patents in Intelligent Surface Technology.

       - Developing one or more key components in the Intelligent Surface Technology system, such as a microvalve, self-generating power supply and intelligent switch.

       -   Enhancing its application engineering development capability.

    Patents for "IST"

     During 1995 and 1996, the Company substantially broadened and strengthened its intellectual property related to Intelligent Surface Technology, both domestically and internationally. During, 1996, the United States Patent Office informed the Company that it has allowed three patents, and the European Patent Office informed the Company that it had allowed one patent. The European patent is the Company's first patent outside of the United States. BCAM now has seven patents (three issued and four allowed) and four pending patents.

     The new patent allowances have enabled the Company to broaden its licensing capabilities, both domestically and internationally. The newly allowed claims cover a broader range of uses of "IST", especially for medical uses.

(II)   The Company's Proprietary Software

     In addition to the "IST" software, the Company's other software development efforts have always been focused in areas that support the Company's Ergonomic Consulting services. Since 1989, the Company has developed, marketed, maintained, and continuously upgraded two proprietary software packages; Mannequin(R) and EARLY(R). Recently, the Company has been identifying, testing, validating, and modifying software technology for use in the Worker's Compensation area of "Back-to-Work(TM)".

    Mannequin(R)

     The Company intends to re-introduce and market its proprietary Mannequin(R) software in the near future. The software, is a PC-based three-dimensional scaleable humanoid, is compatible with CAD and other graphic programs, and has motion capture capabilities useful for graphical illustrations and motion analysis. Ten thousand (10,000) packages were sold between 1992 and 1994. Many universities, design organizations and government agencies, including NASA, are current users. The results of a successful beta test of the new version of Mannequin(R), and preliminary market survey confirmed that a substantial market exists, especially among CAD users and industrial designers.

     Mannequin(R), enables the user to render three-dimensional scaleable humanoid figures on a PC. The humanoid can walk, bend and grasp objects, and the user can calculate the force and strength of muscles involved in the motion, as well as determine the "vision cone".

     The  Company  is  currently   developing  a  marketing   plan  to  relaunch
Mannequin(R).

    EARLY(R)

     The Company's EARLY(R) process (Ergonomic Assessment of Risk and Liability) allows the ergonomist to integrate videotapes of tasks with the assistance of sophisticated software to identify risk of Cumulative Trauma Disorders and determine opportunities for ergonomic intervention in order to fit the workplace better to the workers' capabilities. Currently, the Company's EARLY(R) process is marketed on a service retail basis to industrial companies and governments, and wholesale to insurance companies. See Marketing of Ergonomic Consulting Services.

    Back-to-Work(TM) Technology

     The Company is currently completing the testing and validation of a diagnostic technology which will, in a non-invasive way, measure the severity of back injury of an individual who is already on Workers' Compensation, or an individual who has filed a claim to be on Workers' Compensation. This diagnostic analysis combines the measurement of the range of motion, with strength calculation, in order to assess the functional capabilities of an individual. This objective, non-invasive, analysis should identify malingerers, and provide doctors for employers and doctors for insurance companies with the necessary information on all employees that are claiming Workers' Compensation. In addition, medical providers can use this information to prescribe treatment protocol, monitor progress of treatment and determine proper back-to-work procedures. The Company intends to market this as a service to insurance companies and other third-party administrators ("TPA").

     The Company's testing and validating of a Back-to-Work(TM) Technology, along with the necessary modifications, is expected to be completed in the fourth quarter of 1996. BCAM then plans to work with Risk Enterprise Management ("REM"), a 75% owned subsidiary of Zurich Companies, to perform a pilot study during the fourth quarter of 1996, using a group of REM's managed care providers. If the pilot study is successful, the Company expects to roll out its new Back-to-Work diagnostic technology in early 1997. Several other large insurance companies have also been approached, and have expressed interest in this diagnostic technology. See Marketing of Ergonomic Consulting Services.

(III)  Ergonomic Consulting Services

     BCAM's Consulting Services are grouped in two categories: Ergonomic Product Assessment and Redesign, and Ergonomic Workplace Assessment. Recent changes in the Company's consulting service involve a new pricing policy which includes a fee plus on-going future revenues (see also Recent Pricing Policy).

    Ergonomic Product Assessment and Redesign

     The Company performs comprehensive subjective and objective ergonomic testing on products that quantifies the product's relationship in terms of comfort, fit, usability and user performance of a product to human users. This knowledge is used by product developers, manufacturers and industrial design firms to improve existing products and/or develop new ones. In essence, BCAM serves as the "User's Representative" communicating user needs in terms that engineers and industrial designers can apply in the design of their products. This analysis provides substantial guidance and a strong foundation to the design process.

    (1)BCAM's Standard Ergonomic Product Assessment & Redesign Services

       (a) Expert Review

     This consists of a product evaluation which reviews ergonomic factors (comfort, fit, usability and user performance) to determine the ergonomic strengths and weaknesses of a product. This is performed by BCAM's ergonomists, frequently supplemented by human subject testing at any time during a development cycle or life cycle, to enable the evaluation of products in accordance with theoretical ergonomic principles and BCAM's scientific expertise.

       (b) Best-In-Class (B-I-C)

     This test compares the client's product to competing products on a multitude of factors, in order to identify, from an ergonomic point of view, the ergonomic benefits of each feature compared, to competing products corresponding features.

     This "Best-In-Class" ergonomic assessment provides a rank ordering of all products and their features based upon comfort, fit, usability and user performance, all from a user point of view.

    (2)BCAM's Customized Full Product Development Services

     Customized Full Product Development Programs are also available and widely used by companies to complement their traditional design process. This customized process, shaped to a client's requirement, typically begins with BCAM providing basic ergonomic guidelines or specifications for consideration during concept development through user testing and final product acceptance testing. BCAM acts as a design team member during the client's design cycle.

    Ergonomic Workplace Assessment

     Some estimate workers' compensation will cost U.S. employers approximately $100 billion in 1996. It is also estimated that more than 2.5 million people will develop musculoskeletal disorders in 1996, and according to OSHA, each year over $20 billion dollars will be spent on repetitive stress injuries (or Cumulative Traumatic Disorders). Many of these injuries will involve lost duty time for recuperation, reassignment of injured workers to other jobs, in addition to medical treatment costs, thus escalating total workers' compensation costs.

     BCAM provides Ergonomic Workplace Assessment services to industrial companies, government, and insurance companies, to reduce musculoskeletal injuries, through its proprietary EARLY(R) services and custom tailored consulting services. Other benefits are the potential for improved productivity, enhanced product and service quality.

    (1)EARLY(R) - Managing ergonomic risk to reduce workers' compensation costs.

     EARLY(R) is a unique laboratory service for the analysis of a company's ergonomic health using the latest proprietary computer-assisted software for biomechanical analysis. EARLY(R) allows for the prediction of musculoskeletal injury likelihood and the development of cost-effective solutions to reduce the risk factors related to Work Related Musculoskeletal Disorders (WMSDs) with emphasis on Cumulative Trauma Disorders.

     EARLY(R) consists of a three-phase process: data collection, laboratory analysis and solution(s). The data required includes a short videotape of the task being performed, an employee musculoskeletal stress questionnaire and historical injury and illness data. The laboratory analysis is performed by highly skilled ergonomists using proprietary, computerized biomechanical modeling techniques at BCAM's laboratories. The
report  will  provide  a  recommendation   from  a  data-base  of  standard
solutions, and if no standard solution is identified, BCAM, if asked, will develop a customized solution.

       Benefits of EARLY(R):

       -  Reduces workers' compensation costs
       -  Helps prevent work related musculoskeletal disorders
       -  Assists in compliance with OSHA, NIOSH, and ADA  regulations
       -  Increases productivity and improves quality of life
       - Provides practical ergonomic engineering and off-the-shelf product solutions
       -  Organizes job rotation schedule

    (2)Customized Total Ergonomic Quality Program

     Customized analyses, not typically available as part of standard EARLY(R), are provided as customized services including, unique recommendations which are beyond EARLY(R)'s database of standard solutions, implementation assistance, long-term monitoring and follow-up.

    Marketing of Ergonomic Consulting Services

     - Ergonomics, human factors, originated in academia and was only recently popularized by industry. As a result, the sales cycle is long and, since the service is also intangible, the Company's emphasis is on building long-term relationships with major organizations.

     - The company is marketing and promoting its Ergonomic Consulting Services with the traditional methods which is through referrals from existing clients, publishing articles, speaking at seminars and conducting industry specific seminars.

     - In addition to the above approaches to market the professional consulting services, the Company is also using a wider scope methodology such as: attending and exhibiting at trade shows, utilizing direct marketing techniques, building a highly experienced and professional sales team, and is advertising in selected trade publications, including on its Internet web site.

    Recent Pricing Policy

     During 1995, BCAM changed its pricing practices in its consulting business. Previously, BCAM charged only a consulting fee per project. The Company's new pricing formula calls for, in addition to a consulting fee, a royalty which may be earned when BCAM's ergonomic product redesign change recommendations are commercialized or a percentage of cost savings when major ergonomic workplace assessment recommendations are implemented.

       The following are some examples of the new pricing practice:

     - LILCO and BCAM will work together to market a "Lift Assist" for a Jackhammer, for which BCAM provided design recommendations as part of its workplace assessment. BCAM will share in the proceeds from an income stream in the future.

     - Remington Arms, pursuant to a Best-In-Class assessment by BCAM, was provided redesign recommendations related to Remington's .22 caliber rifles. The contract signed with Remington states that if BCAM's recommendations are incorporated into their product, royalties will be paid to BCAM.

(IV)   Business Relationship Strategy

     During 1995 and 1996, the Company focused on building long-term relationships with major organizations as a key part of its marketing strategy. The Company's objective is to grow its revenue base by obtaining repeat business from its clients (which the Company has already started accomplishing in 1996) and thus generate recurring revenue from all clients.

     The  following  are  some   examples,   other  than  the  "IST"   licensing
relationship, where repeat business has occurred or is imminent:

     - In March, 1996, the Company entered into a long-term relationship with REM to provide EARLY(R) service. Later in the year, the relationship broadened to include both prevention, EARLY(R) service and a pilot of custom-tailored offering(s) of REM with BCAM's participation, and Back-to-Work(TM) (refer to "Back-to-Work(TM) Technology" above).

     - Multiple contracts with a major airline relating to the interior redesign of the plane such as seating. In addition, BCAM identified causes and then made recommendations for the redesign of food service carts on airplanes, specifically to reduce repetitive stress injuries.

     - Multiple contracts with the Long Island Lighting Company ("LILCO") for Workplace Assessments, Product Assessments and Redesign and a project whereby LILCO and BCAM will work together to market a "Lift Assist" for Jackhammers. BCAM will receive a royalty fee for all sales of the product.

     - After completing a Product Assessment and Redesign assignment for Stanley Tools, a division of The Stanley Works, BCAM received additional Product Assessment and Redesign assignments from other divisions of Stanley Works, and more are expected.

     - Frisby Technology, Inc. ("Frisby"), a leading technology company established to develop, manage and commercialize innovative dual use and environmental remediation technologies, and BCAM entered into a Business Referral Agreement. In the agreement, BCAM has the exclusive right to refer customers to Frisby relating to the following products: Bedding, Recliners and heat stress reduction products for workers at utilities. As of September 1996, LILCO awarded a grant to Frisby and BCAM to develop "cool" gloves and "cool" sleeves to reduce heat stress for linemen.

Research and Development

     The Company's research and development is focused on enhancing and commercializing the Company's core technologies. The Company attempts to minimize spending on research, therefore, the Company typically will try to acquire the rights to use an existing technology, if available, rather than spend money and effort to invent a new technology. The Company will, however, fund research for technology, when the needed technology is not available. For example, in the case of certain components (i.e., a self-generating power supply and an "intelligent" switch) which are necessary to employ an IST system for handtools and footwear applications, the Company is seeking to acquire the rights to technology to manufacture such components instead of trying to invent those technologies. However, in the case of other control components (i.e., the microvalve that will control the "air pressure"), the Company is devoting resources to develop that technology in order to be in a better position to exploit the commercial opportunities of IST in a miniaturized environment. In the area of development, the Company is focusing on software and application engineering. Further software developments include "IST", Mannequin(R), Back-to-Work(TM), and fully automating the EARLY(R) process. In addition, other development efforts include application engineering for the commercialization of "IST" and for BCAM's technology, needed to retrofit existing products in the market, for other ergonomic products.

     The Company uses its internal resources and subcontractors, as needed, in its research and development activities. For example, the Company has established a collaborative research and development relationship with the State University of New York at Stony Brook, and plans to establish additional relationships with other universities, and government laboratories, as necessary.

Competition

       Management  of  the  Company  believes  that  its  unique   technologies,
proprietary   software,   methodologies  and  know-how  give  it  a  significant
competitive advantage.

     Although there may be similar systems to BCAM's Intelligent Surface Technology, the Company believes that its patents and know-how protect its technology from competition.

     The Company believes that Mannequin(R) is the only software package of its kind that will process on a PC with a minimum of resources, i.e., 4 MG memory. Therefore, Mannequin(R) has significant economic advantages over all other competing software of its kind.

     Although there are many competing sources for similar services to the Company's offerings, the Company believes its EARLY(R) process, with the accompanying proprietary software provides significant advantages in cost, and proven solutions in its data base, to its clients.

     There are many sources of product design services, especially internal designers of organizations. However, the Company believes that its unique technology, proprietary software, know-how and methodologies, developed over the last 12 years, which are continuously updated, provide significant advantages to BCAM's clients over other alternatives in cost, quality and faster turnaround, thus reducing the design cycle.

Government Regulation

     The Company's present and currently proposed activities are not generally subject to government regulation in the United States or other countries.

     While the Company cannot predict the extent to which it may be affected by legislative or other regulatory developments, it does believe that the current policies of OSHA encourage the use of the Company's services. The Company is further of the view that if OSHA continues to focus on ergonomic issues, it will result in both industry and the general public becoming more aware of the need for ergonomic services and products. Focus is also occurring at the FDA to encourage more human factor engineering in the design of medical devices.

     The costs and effects of complying with environmental laws by the Company are not material.

Proprietary Information

     The Company has obtained three patents (United States) and four notices of allowances (three U.S. and one European) and has filed four additional United States patent applications relating to its Intelligent Surface Technology. Two of the pending patents are of special significance. One is a pending software patent filed prior to the June 22, 1995 GATT Treaty, which when and if issued, will have a 17 year life. The second is for a critical component needed to miniaturize the application of the Intelligent Surface Technology. Such miniaturization will allow the Company to a) accelerate the commercialization of many applications, b) enter the very large and expanding medical footwear market with applications for diabetics, arthritics and the aging population, and c) provide applications to other industries, such as the hand tool industry. The Company also has five U.S. patents in fields other than in Intelligent Surface Technology.

     The Company protects its proprietary written material, know-how, computer software and technology which it has or may develop, through the use of United States copyrights, common-law trade secret protection, trademarks and service marks, and contractual arrangements. In addition, the Company enters into confidentiality arrangements with its employees, consultants and customers, and implements various measures to maintain "trade secret" protection for its products.

Employees

     As of September 30, 1996, the Company had 11 employees and four part-time positions. The functions include five in technical staff, three in sales and marketing, and three senior management members, with the rest being accounting and administrative staff. In addition, the Company established a collaborative research & development relationship with the State University of New York at Stony Brook, with plans to establish additional relationships with other universities, government laboratories, and other sub-contractors.

Properties

     Since 1990, the Company has leased office space at 1800 Walt Whitman Road, Melville, New York. The Company's lease expires on March 31, 2000. The current annualized lease rate for this space is approximately $138,000, which is subject to annual increases. The facility, which contains approximately 8,400 square feet, includes biomechanics research laboratories and a comprehensive ergonomic library as well as offices. The laboratories are used both for testing and for the redesign of products. The facilities are believed to be adequate for the Company's operations into the foreseeable future.

Legal Proceedings

     There are no material legal proceedings pending against the Company.

Suppliers

     The Company provides services, and the materials it uses in its business may be obtained from numerous suppliers.

Forward-Looking Statements

     Information set forth in this Prospectus regarding the Company's plans for future operations constitutes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statements should be considered in light of the factors set forth in the "Risk Factors" section of this Prospectus.

                                   MANAGEMENT

Directors and Executive Officers

     The current directors and executive officers of the Company are as follows:


        Name              Age               Position With Company


Michael Strauss           54       Chairman, President, Chief Executive Officer,
                                   Chief Operating Officer and Director
Robert Wong               55       Vice Chairman, Chief Technology Officer,
                                   Interim Chief Financial Officer, Treasurer
                                   and Director
David J. West             49       Vice President - Sales and Marketing
Norman M. Friedland       49       Secretary
Julian H. Cherubini       60       Director
Joel L. Gold              55       Director
Glenn F. Santmire         54       Director

     Michael Strauss became the Company's President and Chief Operating Officer effective January 2, 1995 and its Chairman of the Board and Chief Executive Officer on February 16, 1995. From 1991 to December 31, 1994, Mr. Strauss was President and Chief Operating Officer of Colorado Prime Corp., a home food service company providing home delivery of high quality, custom designed food programs to retail customers. From 1984 to 1991, he was Chairman and Chief
Executive Officer of Capital Credit Corporation, a subsidiary of Union Corporation, a New York Stock Exchange Company. Capital Credit Corporation provides receivables management and consumer debt collection services to corporations in the financial services, telecommunications, health care and related businesses. On June 18, 1992, Mr. Strauss and his agents and employees at Capital Credit Corporation consented to a final judgment of permanent injunction enjoining Mr. Strauss from violating Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rules 10b-5 and 13b2-1 of Sections 3(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20 and 13a-13 promulgated thereunder. Senior managers at Capital Credit Corporation were also permanently enjoined as provided above. Prior to his tenure at Union Corporation, Mr. Strauss was employed by American Express Company in various senior management positions including Executive Vice President of the Financial Services Division of Shearson Lehman Brothers, Executive Vice President of Travel Related Services, and President of American Express Canada, Inc. Mr. Strauss has a BBA from the City University of New York and an MBA from the Baruch School-City University of New York.

     In February, 1995, Robert Wong was appointed Vice Chairman of the Board and Chief Technology Officer, after having become a director in February of 1994.
Since September, 1996, Mr. Wong is also serving as interim Chief Financial Officer and Treasurer. Previously, from February 1994 through February 1995, Mr. Wong worked as a representative for the Prudential Insurance Company, and was a private investor from 1989 to February 1995. Over the previous 27 years, Mr. Wong was founder and president of several technology companies and president of several subsidiaries of Coordinated Apparel, Inc. Mr. Wong has an SB in
Electrical Engineering and also an SB in Industrial Management from Massachusetts Institute of Technology.

     In August, 1995, David J. West was appointed Vice President of Sales and Marketing. Prior to joining the Company, from November 1993 to September 1995, he was a Senior Marketing Executive for AIL Systems. From September 1992 to October 1993 he was Vice President of Sales and Marketing for Miltope and from September 1990 to September 1992 he was Director of Sales and Marketing for Barco Chromatics. Mr. West holds an MBA degree from Southern Illinois University.

     In September, 1996, Norman M. Friedland was appointed Corporate Secretary. Since 1994, Mr. Friedland has been counsel to the law firm of Ruskin, Moscou, Evans & Faltischek, P.C., the Company's general counsel, and prior to that was in the private practice of law.

     In September, 1996, Allan Tepper, VP of Finance & Administration and Chief Financial Officer, resigned to pursue other interests.

     Julian H. Cherubini is the President and Chief Executive Officer of AliMed, Inc., a company that manufactures and distributes a broad range of products for orthopedic rehabilitation, diagnostic imaging, operating rooms, occupational medicine and ergonomics. Mr. Cherubini founded AliMed, Inc. in 1970 and has served as its President and Chief Executive Officer since its inception. Mr. Cherubini holds a BS Degree in Metallurgy from the Massachusetts Institute of Technology and a Masters Degree in Materials and Radiochemistry from the University of Texas at Oak Ridge.

     Joel L. Gold was elected a Director in February 1994. In April 1996, Mr. Gold became Executive Vice President of L.T. Lawrence Co., an investment banking firm. From April 1995 to April 1996, Mr. Gold was a managing director and head of investment banking at Fechtor & Detwiler. From 1993 to 1995, Mr. Gold was a managing director at Furman Selz Incorporated, an investment banking firm. Prior to joining Furman Selz, from 1991 to 1993, he was a managing director at Bear Sterns & Co., an investment banking firm. Previously,

     Mr. Gold was a managing director at Drexel Burnham Lambert for nineteen years. He is currently a member of the Board of Directors of MSA Realty Corp., Action Industries, Inc., Concord Camera, William Greenberg, Jr. Desserts and Cakes, Inc., Sterling Vision, Inc. and Life Medical Sciences. Mr. Gold has a law degree from New York University and an MBA from Columbia Business School.

     Glenn F. Santmire was appointed a director in October 1995. Since 1995 he has been employed by Unisys Corporation as Group Vice President of the Worldwide Services-Market Sector Group. From 1994 to 1995 he was President of GFS Associates, Inc., a consulting firm which he founded. From 1992 to 1994 Mr. Santmire was a Senior Vice President at Mastercard International and from 1990 to 1992 he was President of Enhanced Telephone Services, Inc., a subsidiary of Citibank. Mr. Santmire possesses both a BA and an MBA degree from New York University as well as a law degree from George Washington University School of Law.

     Lawrence N. Cohen became a director in May 1994. Mr. Cohen did not stand for re-election and his term expired June 18, 1996. Mr. Cohen retired in June 1994 as Chairman of the Board, President and Chief Executive Officer of Lumex, Inc., a leading developer, manufacturer and marketer of healthcare, fitness and consumer products with revenues in excess of $100 million. Mr. Cohen had held these positions at Lumex since 1986 and had been with Lumex since 1966 in other key positions including Division President, Treasurer, Corporate Secretary and Corporate Controller.

Committees

     The Board of Directors had established three committees, two of which currently exist. The members serve for one year terms and are appointed by the Board of Directors.

     The Executive Committee, which was created on June 16, 1994, was disbanded by vote of the Board of Directors on April 24, 1995.

     The Compensation/Stock Option Committee, chaired by Glenn Santmire, was created on June 16, 1994. It replaced the Company's Stock Option Committee that was responsible for administering the Company's stock option plans, including the determination of recipients of grants thereunder, whether a grant will consist of Incentive Stock Options ("ISOs") or Non-Qualified Options ("NQOs") and the number of shares to be subject to such options. The Stock Option and Compensation Committee held one meeting during 1994, one meeting in 1995, and no meetings for the six months ending June 30, 1996. This committee has the responsibilities of administering the stock option plans and by adding compensation as an additional area, the committee now provides the Company with additional managerial resources in providing compensation guidelines for salaries, benefits, pension plans and other applicable areas. This committee consists of three directors. The present members are Messrs. Santmire, Gold and Cherubini.

     The Audit Committee, chaired by Joel Gold, which held one meeting in 1994 and two meetings in 1995 and one meeting in the six months ended June 30, 1996 reviews issues relating to the Company's existing system of internal controls and consults with the Company's independent auditors with regard to the adequacy of these systems. The Audit Committee is also responsible for reviewing the Company's audited financial statements and reports to the Board of Directors regarding same. The Audit Committee consists of three directors. The present members are Messrs. Gold, Santmire and Cherubini.

Executive Compensation

     The table set forth below shows information concerning the compensation for services in all capacities during the years indicated paid to or earned by (i) the Company's Chief Executive Officer and (ii) each executive officer of the Company (other than the Chief Executive) whose annual compensation exceeded $100,000 during 1995.


                           SUMMARY COMPENSATION TABLE

                                                                                                         Long Term
                                                      Annual Compensation                          Compensation Awards

                                                             Bonus        Other Annual       Options           All Other
Name and Principal Position          Year       Salary ($)    ($)       Compensation ($)       (#)          Compensation ($)



Michael Strauss (1)                  1995        $200,000      -             $7,743         1,000,000              -
  Chairman, President,               1994            -         -                -               -                  -
Chief   Executive                    1993            -         -                -               -                  -
Officer and Chief
Operating Officer




     (1) Mr. Strauss became employed by the Company as its President and Chief Operating Officer on January 2, 1995 at an annual salary of $200,000.

                                             Option Grants in Total
                                                Individual Grants

                       Number of Securities    % of Total Options
                        Underlying Options         Granted to
                            Granted (#)        Employees in Fiscal     Exercise of Base
Name                                                  Year             Price ($/SH)(10)         Expiration Date


Michael Strauss           300,000 (1)                15.94%                $1.0313                  1/03/05
Chairman, President       200,000 (2)                10.63                  0.9219                  2/16/05
& Chief Executive         500,000 (3)                26.57                  1.0469                  7/03/05
Officer

Robert P. Wong              7,500 (4)                 N/A                   1.6800                  7/21/04
Vice Chairman ,            25,000(5)                  1.33                  0.9219                  2/16/05
Chief Technology          175,000 (6)                 9.30                  0.9219                  2/16/05
Officer & Chief            25,000 (7)                 1.33                  1.0313                  6/22/05
Financial Officer         267,500 (8)                14.22                  1.0469                   7/3/05

David West                100,000 (9)                 5.31                  1.1719                  8/11/05
Vice President,
Sales & Marketing



----------------------------

     1. Options vest and granted in 1995 as follows: 100,000 shares on 1/3/96; 100,000 shares on 1/3/97; 50,000 shares on 1/3/98; and 50,000 shares on 1/3/99.

     2. Options vest and granted in 1995 as follows: 50,000 shares on 2/16/96; 50,000 shares on 2/16/97; 50,000 shares on 2/16/98; and 50,000 shares on
2/16/99.

     3. Options vest and granted in 1995 as follows: 125,000 shares on 7/3/96; 125,000 shares on 7/3/97; 125,000 shares on 7/3/98; and 125,000 shares on
7/3/99.

     4. Options vest and granted in 1994 as follows: 7,500 shares on 7/21/94.

     5. Options vest and granted in 1995 as follows: 10,000 shares on 8/16/95; 7,500 shares on 2/16/96; and 7,500 shares on 2/16/97.

     6. Options vested and granted in 1995 as follows: 43,750 shares on 2/16/96; 43,750 shares on 2/16/97; 43,750 shares on 2/16/98 and 43,750 shares on 2/16/99.

     7. Options vest and granted in 1995 as follows: 10,000 shares on 12/22/95; 7,500 shares on 6/22/96; and 7,500 shares on 6/22/97.

     8. Options vest and granted in 1995 as follows: 66,875 shares on 7/3/96; 66,875 shares on 7/3/97; 66,875 shares on 7/3/98; and 66,875 shares on 7/3/99.

     9. Options vest and granted in 1995 as follows: 25,000 shares on 8/11/96; 25,000 shares on 8/11/97; 25,000 shares on 8/11/98; and 25,000 shares on
8/11/99.

     10. Fair market value based upon price of $1.34 at close of trading on NASDAQ Small Cap Market, September 30, 1996.



                    Aggregated Option Exercises in Last Fiscal Year and Current Option Values

                                                             Number of Securities
                                                            Underlying Unexercised         Value of Unexercised
                               Aggregated Option           Options at September 30,       In-the-Money Options at
                               Exercises in 1995                   1996 (#)               September 30, 1996 (9)


                         Shares Acquired       Value
Name                     on Exercise (#)    Realized ($)   Exercisable/Unexercisable     Exercisable/Unexercisable



Michael Strauss                ____             ____            275,000/725,000              $88,413/$234,368
Chairman, President &
Chief Executive
Officer

Robert P. Wong                 ____             ____            153,125/376,875              $50,612/$119,130
Vice Chairman , Chief
Technology Officer &
Chief Financial
Officer

David West                     ____             ____             25,000/75,000                $4,203/$12,608
Vice President, Sales
& Marketing



     There were no options or stock appreciation rights granted or exercised or long term incentive plan payments during the year ending December 31, 1995 to the persons set forth in the Summary Compensation Table.

Michael Strauss

     Mr. Michael Strauss became the President and Chief Operating Officer of the Company effective January 2, 1995 pursuant to an employment agreement dated October 13, 1994 and amended on February 16, 1995. The Company is currently negotiating a new employment agreement with Mr. Strauss to replace the amended employment agreement, which expired on January 1, 1996. Mr. Strauss receives a base salary at a rate of $200,000 per annum. Pursuant to the employment agreement, Mr. Strauss received, on January 3, 1995, options to purchase 300,000 shares at an exercise price of $1.0313, on February 16, 1995, options to purchase 200,000 shares at an exercise price of $0.9219, and, on July 3, 1995, options to purchase 500,000 shares at an exercise price of $1.04069. Mr. Strauss is also entitled to participate in the Company's benefit plans and to receive an allowance for the cost of an automobile. On February 16, 1995 the employment agreement was amended to employ Mr. Strauss as the Chief Executive Officer of the Company and Chairman of the Board of Directors. The employment agreement terminates upon death or long-term or permanent disability of Mr. Strauss. The Company may terminate Mr. Strauss' employment for "Cause" which is defined as
(i) being convicted of a felony, (ii) a material breach of or failure to perform under the employment agreement, or (iii) intentional dishonesty in the performance of his duties under the employment agreement. The Company may also terminate Mr. Strauss without cause on thirty days prior written notice. Upon termination without cause, Mr. Strauss receives all salary and other compensation to date of termination, plus severance for six months. Upon termination on death or disability, Mr. Strauss receives all salary and other compensation to date of termination. Upon termination for "Cause", Mr. Strauss receives all salary and other compensation except any earned but unpaid bonus. The employment agreement contains a covenant by which Mr. Strauss agreed not to disclose any of the Company's confidential information, nor use any of its property at any time, except as required in the conduct of his duties. Mr. Strauss further agreed to assign to the Company all inventions and works of authorship made, discovered, or conceived by Mr. Strauss during the term of employment and agrees to assist the Company in perfecting its rights to such property. In addition, Mr. Strauss has agreed not to compete with the Company for a period of 12 months from that date of termination, or such shorter period as determined by the Company. The employment agreement also prevents Mr. Strauss from (i) soliciting business or engaging in business of the type conducted by the Company from any person, firm or entity which was a customer of the Company at any time within three years preceding his termination or a prospective customer, (ii) inducing any such customers to reduce their business with the Company, (iii) soliciting or attempting to solicit any employees of the Company to leave the employ of the Company, (iv) offering or causing to be offered employment to any person who was employed by the Company at any time during the three years prior to his termination of employment.

Stock Options-Stock Option Plans

     The Board of Directors has approved and adopted the 1995 Plan. Pursuant to the 1995 Plan, the Company will be permitted to issue ISOs and NQOs to employees, directors or consultants of the Company (ISOs and NQOs are hereinafter collectively referred to as "Options"). ISOs under the 1995 Plan are intended to qualify for the tax treatment accorded under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). NQOs are intended to be Options which do not qualify for the tax treatment accorded under Section 422 of the Code. The Board of Directors believes the 1995 Plan will assist the Company in attracting and retaining the services of competent employees, directors and consultants. The 1995 Plan will replace all prior option plans and no further options will be granted under the prior option plans.

     Under the Code, generally, there will be no tax consequences from the grant or exercise of an ISO under the 1995 Plan. An employee holding (i) an ISO at least two years from the date of grant and (ii) the Common Stock issued on exercise for at least one year after the exercise, will have long term capital gain or loss income tax treatment for the gain or loss recognized on the sale of the Common Stock. The difference between the fair market value of the Common Stock at the time the ISO is exercised and the exercise price will be an "item of adjustment" under Code Section 56(b)(3) for purposes of the Alternative Minimum Tax under Code Section 55. If an employee disposes of the Common Stock without meeting these holding period requirements, the employee will realize ordinary income equal to the difference between the lesser of the fair market value of the Common Stock on the date of exercise and the exercise price or the amount realized over the adjusted basis and capital gain treatment for any excess realized, and the Company will be entitled to a corresponding income tax deduction, in an amount equal to the ordinary income realized by the employee. When an employee is entitled to capital gain treatment on the sale of the Common Stock, there is no taxable event to the Company. The employee also must remain a Company employee from the time the ISO was granted until three (3) months before the date of actual exercise, except that disabled employee or a deceased employee's representative may exercise an ISO twelve (12) months after termination of employment.

     Under the Code, generally, there will be no tax consequences from the grant of a NQO under the 1995 Plan. An employee, director or consultant holding a NQO shall be deemed to receive compensation upon exercise of the NQO in an amount equal to the excess, if any, of the fair market value of the Common Stock issued on exercise over the exercise price. The employee, director or consultant will realize ordinary income, and the Company will be entitled to a corresponding income tax deduction, in an amount equal to such excess. Such income constitutes "wages" subject to the withholding requirements of the Code. The basis of the Common Stock acquired pursuant to the NQO will be increased by the amount of taxable income attributable to the exercise. All gain or loss on the sale of the Common Stock will be capital gain or loss.

     The foregoing is based upon the current Federal tax laws and regulations and is not a complete description of the tax aspects of the 1995 Plan. In addition, each optionee may be subject to state and local taxes.

     All employees, directors and consultants of the Company, any subsidiary or any parent of the Company are eligible to participate in the 1995 Plan.

Currently, three officers, three non-officer directors, and all other employees are eligible to participate. The Board of Directors anticipates that the number of eligible employees, directors and consultants may increase with the growth of the Company.

     The 1995 Plan is administered by the Board of Directors of the Company, which to the extent it shall determine may delegate its powers with respect to the administration of the 1995 Plan to a committee (the "Committee") consisting of not less than three members, who shall be directors of the Company. To the extent permitted under the express provisions of the 1995 Plan, the Board of
Directors shall have authority to determine which employees, directors or consultants are eligible to receive Options, the number of shares covered by each grant of an Option, and otherwise to interpret and administer the 1995 Plan. The Board of Directors may at any time terminate the 1995 Plan and may, under certain circumstances, amend the 1995 Plan, provided that no amendment may materially increase the maximum number of shares subject to the 1995 Plan, materially increase the maximum benefits accruing under the 1995 Plan, materially modify the requirements for eligibility, make any change requiring shareholder approval under the Code or the 1934 Act, or change the terms of an outstanding Option without the consent of the optionee.

     Under the 1995 Plan, ISOs to purchase shares of the Company's Common Stock shall not be granted with an exercise price less than 100 percent of the fair market value of the Common Stock on the date the ISO is granted; provided, however, than an employee that owns more than ten (10%) percent of the voting power of all classes of the Company's Common Stock shall not be granted an ISO with an exercise price of less than 110% percent of the fair market value of the Common Stock on the date of the grant. The option price per share with respect to each NQO granted under the 1995 Plan shall be determined by the Board of Directors. The employee, director or consultant shall pay for the Common Stock acquired on exercise of Options under the 1995 Plan by delivering a check payable to the order of the Company, or cash, a promissory note, or shares of Common Stock having a fair market value on the date of delivery equal to aggregate exercise price for such number of Option shares and any income tax withholding due. In no event shall the optionee have any right or status as a shareholder prior to the issuance of the Option shares.

     Options under the 1995 Plan shall have a term of not more than ten (10) years; provided, however, that in no event shall any ISO granted to a person then owning more than ten (10%) percent of the voting power of all classes of the Company's Common Stock be exercisable more than five (5) years after the date the Option is granted. Except for provisions requiring acceleration of vesting, no Option shall vest or be first exercisable prior to six months from the date of grant. Any Option granted to an employee under the 1995 Plan shall terminate three (3) months after termination of employment, except as may be extended by the Board. Any Option granted to a consultant or non-employee director shall terminate twelve (12) months after he ceases to be a consultant or non-employee director, except as may be extended by the Board. Any Option granted under the 1995 Plan shall terminate (i) on the earlier of the expiration of the Option or twelve (12) months after the date on which the optionee ceases to be an employee, a non-employee director, or a consultant if such termination results from the optionee's permanent and total disability; and (ii) on the earlier of the expiration of the Option or twelve (12) months after the optionee's death, if the optionee was an employee, non-employee director or consultant at death, during which period the optionee's executors or administrators may exercise any Option not exercised by the optionee during his lifetime. If the optionee's death occurs within three (3) months after termination as an employee, a non-employee director or a consultant, the Option may be exercised until the earlier of twelve (12) months following the date of the optionee's death or the expiration of the Option. The aggregate fair market value, determined at the time the ISO is granted, of the Common Stock with respect to which ISOs are exercisable for the first time by an employee in any calendar year under the 1995 Plan may not exceed $100,000. Subject to the foregoing and to the specific limitations set out in the 1995 Plan, any Option granted pursuant to the 1995 Plan shall contain provisions established by the Board of Directors setting forth the manner of exercise of such Option.

     Pursuant to the terms of the 1995 Plan, the number of shares covered by an Option and the Option price per share (as well as the maximum number of shares as to which Options may be granted to any one individual) are subject to adjustment for stock dividends, stock splits, mergers, consolidations, and other similar events. Otherwise, the maximum number of shares that can be issued under the 1995 Plan is 2,000,000.

     In the event of a change of control, all Options become fully vested. Change of control is deemed to occur when (i) any group becomes the owner of at least 20% of the total voting power of all classes of capital stock of the Company entitled to vote in an election, (ii) the current directors shall cease to constitute a majority of the board, (iii) the shareholders approve a certain plan of liquidation or merger or consolidation of the Company where the Company's current shareholders do not hold at least a majority of common stock of the surviving corporation or the Board of Directors immediately prior to the merger or consolidation would not constitute a majority of the Board of Directors of the surviving corporation, or the shareholders approve an agreement providing for the sale or other disposition of substantially all of the Company's assets.

     Unless sooner terminated in accordance with its terms, the 1995 Plan will expire on the date ten (10) years after the date of its adoption by the Board of Directors and no Option may be granted after that date.

     In 1989, the directors of the Company adopted and the stockholders of the Company approved the adoption of the 1989 Plan. In 1992, the Board of Directors adopted and the stockholders approved the adoption of an amendment to the Plan to (a) increase the total number of shares with respect to which options may be granted by 500,000 to 1,565,957, (b) permit the granting of NQOs at a price per share less than the fair market value of the Company's Common Stock on the date of grant, (c) permit options to be exercised up to two years after termination of employment under certain circumstances, and (d) make certain other changes necessary to bring the 1989 Plan into compliance with Rule 16b-3 under Section 16 of the 1934 Act ("Rule 16b-3"). The purpose of the 1989 Plan was to enable the Company to attract and encourage key employees, including officers and consultants, to contribute to the success of the Company by granting such employees ISOs and/or NQOs and by granting NQOs to such consultants. The 1989 Plan provides for the granting of options to purchase shares of the Company's Common Stock at a price per share not less than the fair market value on the date of grant, provided that NQOs may be granted at less than the fair market value of the Common Stock on the date of grant. No option may be outstanding for more than ten years after its grant.

     The 1989 Plan is administered by the Board of Directors or a committee of not less than two or more directors appointed by the Board of Directors (the "Committee"). Members of the Board who are not employees of the Company are not eligible to participate in the 1989 Plan. The Board (or the Committee) will determine, among other things, the recipients of grants, whether a grant will consist of ISOs or NQOs or a combination thereof, and the number of shares to be subject to such options.

     Upon exercise of an option, the holder must make payment of the full exercise price. Such payment may be made in cash or check or, if authorized by the Board of Directors, by promissory note or in shares of the Company's Common Stock, or in a combination of the above. Generally, options may be exercised while the recipient is an employee of the Company and within 3 months after termination of employment. In the event of a termination of employment due to the death or permanent disability of an employee, options may be exercised up to twelve months following the date of termination (but in no event after the scheduled expiration date of the option).

     The 1989 Plan may be terminated at any time by the Board of Directors, which may also amend the 1989 Plan, except that without stockholder approval the Board may not increase the number of shares subject to the 1989 Plan or change the class of persons eligible to receive options under the 1989 Plan, or adopt any other amendment which would require stockholder approval under Rule 16b-3. The 1989 Plan contains various provisions imposing certain additional requirements regarding, for example, administration of the 1989 Plan and amendments required to comply with Rule 16b-3.

     Pursuant to the 1995 Plan, the Board of Directors has granted options to acquire an aggregate of 1,626,500 shares of Common Stock of the Company (net of cancellations). The Board of Directors intends such options to be ISOs to the extent such is allowable under the Code. Any such options granted as ISOs which exceed such limitation shall be characterized as NQOs. The Board of Directors has also granted NQOs to acquire an aggregate of 192,500 shares of Common Stock (net of cancellations) pursuant to the 1995 Plan to various officers and directors and consultants.

     Pursuant to the 1989 Plan, the Board of Directors has granted ISOs to acquire 39,500 shares of Common Stock of the Company (net of cancellations). In addition, the Board of Directors has granted NQOs to acquire an aggregate of 400,000 shares of Common Stock of the Company (net of cancellations) to a consultant. The Board of Directors has also granted NQOs to acquire an aggregate of 100,000 shares of Common Stock (net of cancellations) pursuant to the Non-Statutory Plan to various officers and directors.

     All outstanding options are exercisable at prices ranging from $0.922 to $3.219 per share. The exercise prices of all outstanding options were determined by the Board to be not less than the fair market value of the Common Stock as of the date of grant. The options all expire not more than ten years after the date of grant and by their terms become void if any of the recipients violate any restrictive covenant or confidentiality agreement executed by them with respect to the Company.

Director Compensation

     Formerly, Directors received no cash compensation for their services as directors, but were reimbursed for expenses actually incurred by them with respect to attendance at Board of Directors meetings. However, effective July 1, 1995, non-employee Directors will receive $5,000 per year (paid on a quarterly basis) and $500 for every meeting attended. Prior to July 1, 1995, the Company had compensated non-employee directors solely through the issuance of NQOs pursuant to the Non-Statutory Plan, which has expired. As of December 1, 1995, options to purchase 100,000 shares of Common Stock under the Non-Statutory Plan remain outstanding. Non-employee directors are currently issued NQOs under the 1995 Plan. Accordingly, the Board has issued NQOs (exercisable during a ten-year term which options vest over a two-year period) to each of Messrs. Gold, Wong, Cohen, Cherubini and Santmire to purchase an aggregate of 192,500 shares of Common Stock at exercise prices ranging from $.922 to $1.680 per share, which was determined by the Board to be not less than the fair market value thereof on the date of grant.

                             PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of September 30, 1996, based on information obtained from the records of the Company with respect to the beneficial ownership of shares of Common Stock of the Company by (i) each person known by the Company to be owners of more than five percent of the outstanding shares of Common Stock, (ii) each director and nominee and certain executive officers, and (iii) all officers and directors as a group.


                                 Common Stock

                                                     Amount and Nature                  Percentage of Common
Name and Address of Beneficial Owner1                of Beneficial Ownership2           Stock Owned



Michael Strauss                                             275,000 3                           1.7%

Robert P. Wong                                              153,125 4                            *

D0avid West                                                  25,000 5                            *

Joel L. Gold                                                 92,500 6                            *

Julian H. Cherubini                                          17,500 7                            *

Glenn F. Santmire                                            17,500 7                            *

All officers and directors as a group (6 persons)       580,625 3,4,5,6,7                       3.5%




     1. All addresses are c/o BCAM International, Inc., 1800 Walt Whitman Road, Melville, New York 11747.

     2. The Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

     3. Includes options to purchase 275,000 shares of Common Stock exercisable within 60 days of the date hereof. Does not include options to purchase 725,000 shares of Common Stock not exercisable within 60 days of the date hereof.

     4. Includes options to purchase 153,125 shares of Common Stock exercisable within 60 days of the date hereof. Does not include options to purchase 346,875 shares of Common Stock not exercisable within 60 days of the date hereof.

     5. Includes options to purchase 25,000 shares of Common Stock exercisable within 60 days of the date hereof. Does not include options to purchase 75,000 shares of Common Stock not exercisable within 60 days of the date hereof.

     6. Includes options to purchase 42,500 shares of Common Stock exercisable within 60 days of the date hereof. Does not include options to purchase 15,000 shares of Common Stock not exercisable within 60 days of the date hereof.

     7. Includes options to purchase 17,500 shares of Common Stock exercisable within 60 days of the date hereof. Does not include options to purchase 7,500 shares of Common Stock not exercisable within 60 days of the date hereof.

*      less than 1%

                            DESCRIPTION OF SECURITIES

Common Stock

     In June 1995, the Company authorized an increase in its authorized Common Stock from 20,000,000 shares, $.01 par value per share, to 40,000,000 shares, $.01 par value per share. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." Each stockholder is entitled to one vote per share of Common Stock held by him. Under the Company's Restated Certificate of Incorporation the Common Stock is not subject to redemption. See "Certain Transactions-Redemption." Upon liquidation, dissolution or winding up of the Company and following provision for the liquidation preference of all outstanding preferred stock, the assets legally available for distribution to the holders of Common Stock are distributable ratably among the holders of the outstanding Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock issuable upon exercise of the Warrants will upon issuance, be fully paid and non-assessable. In September 1989, the Company authorized and adopted a Restated Certificate of Incorporation which provided that the Company's Common Stock is not entitled to any preemptive rights. The Company has received from each of its Pre-IPO Stockholders waivers of any preemptive rights such stockholders may have been entitled to with respect to prior issuances of securities by the Company.

Warrants

Class A, Class B and Class E Warrants.

     The Class A, B, and E Warrants have been issued pursuant to a warrant agreement, dated January 17, 1990 (as amended, the "Warrant Agreement"), among the Company, the Underwriter and North American Transfer Co., as assignee from American Stock Transfer & Trust Company, warrant agent (the "Warrant Agent"), and are evidenced by warrant certificates in registered form. All Class A Warrants were exercised or redeemed, except those issued to the Underwriter in conjunction with the Company's 1990 public offering, prior to the date hereof.

Warrant Amendments

     On  January  5, 1995,  the  Company  extended  the  expiration  date of the
Company's Class A Warrants, Class B Warrants, Class E Warrants, the Underwriter's Option and the Finder's Option from January 16, 1995 to January 17, 1997 and amended the exercise price of the Class B Warrants as set forth in the table below.

     Each Class A Warrant initially entitled the registered holder thereof to purchase one share of Common Stock and one Class B Warrant at a price of $2.00, subject to adjustment, at any time from January 17, 1991 until the close of business on January 16, 1995, unless previously redeemed. Pursuant to the terms of the Company's Discounted Warrant Plan, each Class A Warrant entitled the registered holder thereof to purchase one share of Common Stock and one Class E Warrant at a price of $1.50, subject to adjustment, at any time during the Class A Limited Exercise Period, unless previously redeemed. In October of 1991, the Board of Directors of the Company approved the "Discounted Warrant Plan", providing for (a) a reduction during the Class A Limited Exercise Period in the exercise price from $2.00 to the discounted price of $1.50 per share of Common Stock, and (b) the issuance to each holder who exercises a Class A Warrant during the Class A Limited Exercise Period, of a Class E Warrant, in lieu of a Class B Warrant, which has the same terms and conditions as the Class B Warrants, except that the price of each Class E Warrant which is exercised prior to its expiration date (currently January 17, 1997) is at the discounted price of $1.25 per share of Common Stock, compared to $2.69, through December 13, 1996 and $3.33 thereafter per share (as adjusted), for the Class B Warrants. The Class A Limited Exercise Period was the 70-day period ending on February 19, 1992. In November of 1991, the Board of Directors of the Company amended the Warrant Agreement to give effect to the Discounted Warrant Plan. In December of 1993, all Class A Warrants, except for the Class A Warrants which are part of the Underwriter's Unit Purchase Option, were exercised or redeemed.

     As provided initially in the Warrant Agreement, each Class B Warrant entitled the holder thereof to purchase one share of Common Stock at exercise prices, ranging from $3.33 to $4.67 per share, subject to adjustment, at any time commencing upon issuance of the Class B Warrants until the close of business on the expiration date (January 16, 1995), unless previously redeemed. The Class B Warrants are subject to redemption by the Company at any time on or after the date the Class A Warrants are redeemed, on not less than 30 days' prior written notice, at $.03 per Warrant, if (i) the average closing bid price of the Common Stock exceeds the applicable average closing bid price for any period of 30 consecutive business days ending within 15 days prior to the date of the notice of redemption and (ii) the Company has in effect a current prospectus covering the Common Stock issuable upon exercise of the Class B Warrants.

     The exercise price of the Class A, B, and E Warrants and the number and kind of shares of Common Stock or other securities and property to be obtained upon the exercise of those Warrants are subject to adjustment in certain circumstances, including a stock split of, or stock dividend on, or a subdivision, combination or recapitalization of, the Common Stock or sale of Common Stock at less than the market price of the Common Stock, provided that no adjustment shall be made unless and until the adjustment, or the aggregate of successive adjustments, would exceed $.25 per share. Additionally, an adjustment would be made upon the sale of all or substantially all of the assets of the Company so as to enable those Warrant holders to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon exercise of such Warrant. No adjustment for previously paid cash dividends, if any, will be made upon exercise of those Warrants.

     After giving effect to the foregoing provisions for adjustment resulting from the issuance of certain securities and the amendments to the Class A, B and E Warrants, the exercise prices for the Class A and B Warrants have been adjusted to the prices set forth in the table below, and the number of shares to be obtained upon the exercise of the Class A and Class B Warrants has been increased from one share to one and two-tenths (1.2) shares; provided, that, the application of the foregoing provisions for adjustment upon the issuance of Class E Warrants has not resulted in a further adjustment in the exercise prices of the Class B Warrants because the amount of the adjustment has not exceeded $.25 per share.

       The current exercise prices for the Class A and Class B Warrants are as follows:

                                                     Exercise Price
Warrants and Period                            (per share, as adjusted)

Class A                                                  $1.72

Class B

      From December 13, 1996                             $2.69

      From December 14, 1996 to January 17, 1997         $3.23


     The Warrants do not confer upon the holder any voting or any other rights of a stockholder of the Company. Upon notice to the Warrant holders, the Company has the right to reduce the exercise price or extend the expiration date of the Warrants.

     The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the respective expiration date (or earlier redemption date) of such Warrants at the offices of the Warrant Agent, with the form of "Election to Purchase" on the reverse side of the Warrant certificate duly completed and executed, accompanied by payment of the full exercise price (by certified check payable to the order of the Warrant Agent) for the number of Warrants being exercised.

     The terms of the Class E Warrants are identical to those of the Class B Warrants, excluding the adjusted exercise prices set forth above and the adjusted conversion ratio, provided that, pursuant to the terms of the Company's Discounted Warrant Plan, each Class E Warrant entitles the registered holder thereof to purchase one and one-tenth (1.1) shares of Common Stock at $1.25 per share, subject to adjustment, at any time prior to its expiration on January 17, 1997.

Class D Warrants

     The Class D Warrants have been issued pursuant to the Securities Purchase Agreement in connection with the 1991 Private Placement, and are evidenced by warrant certificates in registered form. The Class D Warrant holders are entitled to certain rights and benefits set forth in the Securities Purchase Agreement, including a right of first refusal and certain registration rights.

     As originally issued, each Class D Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $2.00 per share, subject to adjustment, at any time from June 25, 1991 through the close of business on June 25, 1996 extended to January 17, 1997.

     The exercise price of the Class D Warrants and the number and kind of shares of Common Stock or other securities and property to be obtained upon the exercise of the Class D Warrants are subject to adjustment in certain circumstances, including a stock split of, or stock dividend on, or a subdivision, combination or recapitalization of, the Common Stock or sale of Common Stock at less than the exercise price of the Class D Warrants. Additionally, the Company will insure that upon any capital reorganization, reclassification, consolidation, merger or sale of all or substantially all of the assets of the Company, Class D Warrant holders will be able to purchase the number of shares of stock or other securities or assets receivable in such event by a holder of the number of shares that might otherwise have been purchased upon exercise of such Warrant.

     After giving effect to the foregoing provisions for adjustment, the exercise price has been adjusted to $.875 per share of Common Stock, and the number of shares to be obtained upon the exercise of the Class D Warrants has been increased from one share to approximately two and twenty-nine hundredths (2.29) shares.

     The Class D Warrants are not subject to redemption by the Company.

     The Class D Warrants may be exercised at any time prior to the expiration date, upon surrender of the warrant certificate at the office of the Company or the Warrant Agent, together with a completed exercise agreement, accompanied by payment of the full exercise price for the number of Class D Warrants being exercised.

     The Class D Warrants do not confer upon the holder any voting or any other rights of a stockholder of the Company. Upon notice to the Class D Warrant holders, the Company has the right to reduce the exercise price or extend the expiration date of the Class D Warrants.

Class C Warrants

     Each Class C Warrant entitles the holder thereof to purchase from the Company one share of its Common Stock at a price of $1.00 per share, subject to adjustment at any time until January 17, 1997.

     The terms of the Class C Warrants are substantially identical to those of the Class D Warrants except for the exercise price and except that the Class C Warrants have not been issued pursuant to the Securities Purchase Agreement and, accordingly, are not entitled to any of the benefits thereof, including a right of first refusal or any registration rights.

     After giving effect to the provisions for adjustment of the exercise price of the Class C Warrants and the number of shares of Common Stock to be obtained upon the exercise of the Class C Warrants, the exercise price has been adjusted to $.875 per share of Common Stock and the number of shares to be obtained upon the exercise of the Class C Warrants has been increased from one share to approximately one and fourteen hundredths (1.14) shares.

Acquisition Preferred Stock

     The  Company  is  authorized  to issue  750,000  shares of its  Acquisition
Preferred Stock, $.01 par value, none of which are presently issued and outstanding. The Acquisition Preferred Stock is only permitted to be issued as consideration pursuant to (i) a statutory merger or consolidation as to which the Company is the surviving entity, (ii) the acquisition by the Company of substantially all the assets or business of another entity or (iii) the acquisition by the Company of 50% or more of the voting securities of another entity. The Acquisition Preferred Stock is issuable from time to time in one or more series. The Board of Directors is authorized to fix, before issuance, (i) the voting powers, if any, and (ii) the designations, preferences and any other rights, qualifications, limitations and restrictions applicable to each series of Acquisition Preferred Stock, including, without limitation, dividend rates and conditions, dividend preferences, conversion and redemption rights and liquidation preferences. The Board of Directors may without approval of the holders of the Common Stock issue the Acquisition Preferred Stock with voting and conversion rights which may adversely affect the rights, including voting rights, of the holders of the Common Stock.

8% Preferred Stock

     The Company is authorized to issue 15,000 shares of its 8% Preferred Stock, $10.00 par value, none of which are issued and outstanding. Holders of 8% Preferred Stock do not have any voting rights.

     Holders of shares of 8% Preferred Stock are entitled to cumulative cash dividends at an annual rate of $.80 per share, payable quarterly, as and when declared by the Board of Directors, before any dividend may be paid or declared on the Common Stock. The Company may at any time, and within five years after issuance must, redeem the 8% Preferred Stock, at $10.00 per share, together with accrued and unpaid dividends, if any. In the event of the liquidation or winding up of the Company, holders of the 8% Preferred Stock will be entitled to receive $10.00 per share, together with all accrued and unpaid dividends, before any amounts may be paid in respect of the Company's Common Stock.

Transfer Agent and Warrant Agent

     North American Transfer Co., Freeport, New York is the Company's transfer and warrant agent.

Business Combination Provisions

     New York law regulates "business combinations," a term covering a broad range of transactions, between "resident domestic corporations" (as defined, which term would include the Company) and an interested stockholder, which is defined as any person beneficially owning, directly or indirectly, 20% or more of the outstanding voting stock of the resident domestic corporation or any affiliate or associate of such owner. However, if the interested stockholder has owned at least 5% of such outstanding voting stock at all times from October 31, 1985 to the date at which he or it first attains 20% ownership (the "Stock Acquisition Date"), the proposed business combination is exempt from this statute. Under the statute, a resident domestic corporation may not engage in any business combination with any interested stockholder unless (a) if the business combination is to occur within five years of the date the stockholder acquired 20% or more ownership, either the business combination or the stock acquisition must have been previously approved by the board of directors, or (b) the business combination is approved by a majority of outstanding voting shares (not including those shares owned by the interested stockholder), which approval may not be effectively given until approximately five years after the interested stockholder's Stock Acquisition Date, or (c) the consideration paid to the non-interested stockholders must meet certain stringent conditions imposed by the statute. The restrictions imposed by the statute will not apply to a corporation which amends its by-laws by the affirmative vote of a majority of its outstanding voting stock (not including those shares held by the interested stockholders) to "elect out" of the statute; provided that such amendment will not be effective for 18 months after such vote and will not apply to any business combination where the Stock Acquisition Date is on or prior to the date of the amendment.

     At this time, the Company will not seek to "elect out" of the statute and, therefore, the restrictions imposed by the statute will apply to the Company.

The Company does not presently anticipate participating in any business combination or similar transaction covered by the "business combination" statute in the foreseeable future and is not actively considering or discussing any such transaction.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon issuance of all shares of Common Stock registered hereby, the Company will have 18,215,157 shares of Common Stock outstanding all of which are freely tradeable.

     With respect to an aggregate of 1,958,500 of Common Stock that could be issued upon the exercise of options granted to employees and certain consultants, such stock is also expected to be freely tradeable upon the exercise of the options. There can, however, be no assurance that such options will be exercised on the dates on which such exercises and sales will occur.


                              PLAN OF DISTRIBUTION

     The securities registered hereby and described in this prospectus may be sold by the owner from time to time through dealers or brokers in transactions on NASDAQ Over-The-Counter market (Small Cap) at prices then prevailing, or directly to one or more purchasers in negotiated transactions at negotiated prices, or in a combination thereof. The Company is not aware of any agreements or arrangements on the part of any person concerning the sale of any of the securities registered hereby. The Company, at the request of any person intending to sell any of the securities registered hereby, will deliver copies of this prospectus, at no cost or charge, to such persons.


                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Ruskin, Moscou, Evens & Faltischek, P.C., Mineola, New York.

                                     EXPERTS

     The consolidated financial statements of BCAM International, Inc. at December 31, 1995 and for each of the two years in the period then ended, appearing or incorporated herein by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein or incorporated herein by reference and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            BCAM INTERNATIONAL, INC.

                          Index of Financial Statements



Condensed Consolidated Balance Sheet--June 30, 1996 (Unaudited)............48

Condensed Consolidated Statements of Operations - Three Months
and Six Months Ended June 30, 1996 and 1995 (Unaudited)....................49

Condensed Consolidated Statements of Cash Flows - Six Months Ended
June 30, 1996 and 1995 (Unaudited).........................................50

Notes to Condensed Consolidated Financial Statements - June 30, 1996
(Unaudited)................................................................51

Condensed Consolidated Balance Sheet - December 31, 1995...................52

Condensed Consolidated Statements of Operations - Year Ended
December 31, 1995 and 1994.................................................53

Condensed Consolidated Statements of Cash Flows -Year Ended
December 31, 1995 and 1994.................................................54

Notes to Condensed Consolidated Financial Statements - December 31, 1995...55

                              FINANCIAL STATEMENTS



                            BCAM International, Inc.
                Condensed Consolidated Balance Sheet (Unaudited)
                                 June 30, 1996



Assets
Current Assets:
  Cash and cash equivalents                                                       $   1,604,224
  Accounts receivable, less allowance for doubtful accounts of $11,245                  157,845
  Prepaid expenses and other current assets                                             117,375
                                                                                  -------------
Total current assets                                                                  1,879,444

Property, plant, and equipment, at cost:
  Furniture and fixtures                                                                220,318
  Equipment                                                                             587,511
  Leasehold improvements                                                                 50,519
                                                                                  -------------
                                                                                        858,348
  Less accumulated depreciation and amortization                                       (627,481)
                                                                                  -------------
                                                                                        230,867
Other assets, principally patents (net of accumulated amortization of $189,709)         229,903
                                                                                  -------------
Total assets                                                                      $   2,340,214
                                                                                  =============

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                                $     107,246
  Notes payable, at prime                                                               400,000
  Accrued expenses and other current liabilities                                        176,392
                                                                                  -------------
Total current liabilities                                                               683,638

Other liabilities                                                                        12,550
Commitments and contingencies                                                               -
Acquisition preferred stock, par value $.01 per share:
  Authorized 750,000 shares, no shares issued or outstanding                                -

Common shareholders' equity:
  Common Stock, par value $.01 per share; authorized 40,000,000 shares,
  15,640,415 shares issued and 14,877,233 shares outstanding                            156,404
  Paid-in surplus                                                                    14,992,780
  Deficit                                                                           (12,606,058)
                                                                                  -------------
                                                                                      2,543,126
  Less 763,182 treasury shares                                                         (899,100)
                                                                                  -------------
                                                                                      1,644,026
                                                                                  -------------
Total liabilities and shareholders' equity                                        $   2,340,214
                                                                                  =============



See acompanying notes


                            BCAM International, Inc.
          Condensed Consolidated Statements of Operations (Unaudited)


                                           Three months ended June 30                     Six months ended June 30
                                               1996          1995                          1996              1996


Net Revenue                               $   108,226    $   299,631                   $   210,721      $   414,396

Costs and expenses:
  Direct costs of revenue                       4,543        194,020                        49,288          388,163
  Selling, general and administrative         567,659        456,174                     1,075,315          823,861
  Research, development and engineering        19,333         47,243                        46,560          109,406
                                          -----------    -----------                   -----------      -----------
Total operating expenses                      591,535        697,437                     1,171,163        1,321,430
                                          -----------    -----------                   -----------      -----------
Net loss from operations                     (483,309)      (397,806)                     (960,442)        (907,034)

Interst and other income                       16,722         47,302                        41,534          101,113
                                          -----------    -----------                   -----------      -----------
Net loss                                  $  (466,587)   $  (350,504)                  $  (918,908)     $  (805,921)
                                          ===========    ===========                   ===========      ===========
Net loss per share                        $     (0.03)   $     (0.02)                  $     (0.06)     $     (0.05)
                                          ===========    ===========                   ===========      ===========
Weighted average number of common
 shares outstanding                        14,859,211     14,798,991                    14,858,222       14,778,227
                                          ===========    ===========                   ===========      ===========




See accompanying notes


                            BCAM International, Inc.
          Condensed Consolidated Statements of Cash Flows (Unaudited)


                                                                                        Six Months ended June 30
                                                                                      1996                   1995

Operating activities
Net loss                                                                           $ (918,908)         $  (805,921)
Reconsoliation of net cash provided by (used in) operating activities:
   Depreceiation and amortization                                                      72,840               84,911
   Accrued interest on held to maturity securities                                      7,172              (90,601)
   Changes in operating assets and liabilities:
     Accounts receivable                                                              (21,850)            (236,916)
     Prepaid expenses and other current assets                                        116,210              109,643
     Other assets                                                                     (77,821)              (7,107)
     Accounts payable, accrued expenses and sundry liabilities                       (139,033)            (176,842)
     Other liabilities                                                                  4,707              (33,162)
                                                                                   ----------          -----------
Net cash (used in) operating activities                                              (956,683)          (1,155,995)
                                                                                   ----------          -----------
Investing activities
Purchase of property, plant and equipment                                               -                   (3,386)
Proceeds from sale of equipment                                                         -                    1,200
Purchase of held to maturity securities                                                 -               (1,299,782)
Proceeds from sale of held to maturity securities                                   1,500,000            1,818,000
                                                                                   ----------          -----------
Net cash provided by investing activities                                           1,500,000              516,032
                                                                                   ----------          -----------
Financing activities
Net proceeds from short-term debt                                                     400,000                -
Net proceeds from sale of common stock and exercise of options                         18,440                -
Payment of stock registration and issuance costs                                      (59,219)             (77,234)
                                                                                   ----------          -----------
Net cash provided by (used in) financing activities                                   359,221               77,234
                                                                                   ----------          -----------
Increase (decrease) in cash and cash equivalents                                      902,538             (717,197)
Cash and cash equivalents at beginning of period                                      701,686            1,040,101
                                                                                   ----------          -----------
Cash and cash equivalents at end of period                                         $1,604,224          $   322,904
                                                                                   ==========          ===========




See accompanying notes

                            BCAM International, Inc.
                                 ("the Company")

              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

                                  June 30, 1996



1. Basis of Presentation

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1995.

2. Per Share Data

     Net loss per share has been computed on the basis of the weighted average number of common shares outstanding for each of the periods presented. Common share equivalents have been excluded since their effect is anti-dilutive.

3. Income Taxes

     The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". The Company has not reflected a benefit for income taxes in the accompanying Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 1996 and the three months and six months ended June 30, 1995, since the future availability of net operating loss carryforwards have been offset in full by valuation allowances in accordance with FASB Statement No. 109.

4.  Reclassifications

     Certain reclassifications have been made to the consolidated financial statements for the three months and six months ended June 30, 1995 in order to conform to the classifications used in the current period.

                            BCAM International, Inc.
                 (formerly Biomechanics Corporation of America)

                           Consolidated Balance Sheet

                                December 31, 1995


Assets
Current assets:
   Cash and cash equivalents                                                             $        701,686
   Held-to-maturity securities                                                                  1,507,172
   Accounts receivable - trade, less allowance for doubtful accounts of $38,326
                                                                                                  135,995
   Prepaid expenses and other current assets                                                      233,585
                                                                                        -------------------
Total current assets 2,578,438 Property, plant and equipment, at cost:
   Furniture and fixtures                                                                         220,318
   Equipment                                                                                      587,511
   Leasehold improvements                                                                          50,519
                                                                                        -------------------
                                                                                                  858,348
Less accumulated depreciation and amortization                                                    584,371
                                                                                        -------------------
                                                                                                  273,977
Other assets, principally patents (net of accumulated amortization of $159,979)
                                                                                                  181,812
                                                                                        -------------------
Total assets                                                                             $      3,034,227
                                                                                        ===================
Liabilities and shareholders' equity Current liabilities:
   Accounts payable                                                                      $         52,382
   Accrued expenses and sundry liabilities                                                        370,289
                                                                                        -------------------
Total current liabilities                                                                         422,671
Other liabilities                                                                                   7,843
Commitments and contingencies                                                                           -
Acquisition preferred stock, par value $.01 per share - authorized 750,000
   shares, no shares issued or outstanding                                                              -
Common shareholders' equity:
   Common stock, par value $.01 per share - authorized 40,000,000 shares, 15,620,415
     shares issued and 14,857,233 shares outstanding                                              156,204
   Paid-in surplus                                                                             15,033,759
   Deficit                                                                                    (11,687,150)
                                                                                        -------------------
                                                                                                3,502,813
     Less 763,182 treasury shares                                                                (899,100)
                                                                                        -------------------
                                                                                                2,603,713
                                                                                        ===================
Total liabilities and shareholders' equity                                               $      3,034,227
                                                                                        ===================


See accompanying notes.

                            BCAM International, Inc.
                 (formerly Biomechanics Corporation of America)

                      Consolidated Statements of Operations


                                                                              Year ended December 31
                                                                            1995                  1994
                                                                    --------------------------------------


Net revenue                                                         $        752,077     $    1,138,304
Interest and other income                                                    174,613            154,636
                                                                   --------------------------------------
                                                                             926,690          1,292,940
                                                                   --------------------------------------
Costs and expenses:
   Direct costs of revenue                                                   556,586          1,140,698
   Selling, general and administrative                                     1,918,817          2,339,225
   Research and development                                                  140,767            120,470
   Loss on investments                                                             -             81,500
                                                                   --------------------------------------
                                                                           2,616,170          3,681,893
                                                                   ======================================
   Net loss                                                         $     (1,689,480)       $(2,388,953)
                                                                   ======================================

   Net loss per share                                               $         (.11)      $       (.16)
                                                                   ======================================

Weighted average number of common shares and common equivalent
   shares outstanding                                                     14,818,055         14,681,530
                                                                   ======================================







See accompanying notes.

                            BCAM International, Inc.
                 (formerly Biomechanics Corporation of America)
                      Consolidated Statements of Cash Flows

                                                                                Year ended December 31
                                                                                1995             1994
                                                                       ------------------------------------

Operating activities
Net loss                                                                    $(1,689,480) $    (2,388,953)
Adjustments to reconcile net loss to net cash used in operating activities:
     Provision for doubtful accounts                                             34,726                -
     Depreciation and amortization                                              167,127          143,879
     Amortization of premium on held-to-maturity securities                           -            9,966
     Interest accretion on held-to-maturity securities                         (114,370)        (110,736)
     Loss on sale of available-for-sale securities                                    -           61,612
     Changes in operating assets and liabilities:
        Accounts receivable                                                     (50,866)          65,114
        Prepaid expenses and other current assets                                (3,105)          42,364
        Other assets                                                            (49,492)        (149,404)
        Accounts payable, accrued expenses and sundry liabilities
                                                                               (277,998)         563,467
        Other liabilities                                                       (26,888)         (24,990)
                                                                       ------------------------------------
Net cash used in operating activities                                        (2,010,346)      (1,787,681)
                                                                       ------------------------------------

Investing activities
Purchases of property, plant and equipment                                       (5,188)         (88,749)
Proceeds from sale of equipment                                                   1,200            1,050
Purchases of available-for-sale securities                                            -         (167,820)
Purchases of held-to-maturity securities                                     (2,799,782)      (4,161,884)
Proceeds from sale of available-for-sale securities                                   -        2,312,686
Proceeds from sale of held-to-maturity securities                             4,535,000        3,211,000
                                                                       ------------------------------------
Net cash provided by investing activities                                     1,731,230        1,106,283
                                                                       ------------------------------------

Financing activities
Net proceeds from sale of common stock and exercise of warrants
                                                                                      -           85,112
Net proceeds from exercise of stock options                                           -           68,475
Payment of stock registration and issuance costs                                (59,299)        (173,268)
Redemption of convertible preferred stock                                             -          (16,473)
                                                                       ------------------------------------
Net cash used in financing activities                                           (59,299)         (36,154)
                                                                       ------------------------------------
Decrease in cash and cash equivalents                                          (338,415)        (717,552)
Cash and cash equivalents at beginning of year                                1,040,101        1,757,653
                                                                       ====================================
Cash and cash equivalents at end of year                                  $     701,686    $   1,040,101
                                                                       ====================================


See accompanying notes

1. Description of Business and Principles of Consolidation

     Biomechanics Corporation of America was organized in 1984 to provide a broad range of consulting services using the principles of ergonomics and biomechanics. These principles combine elements of engineering and physical medicine in the design of products, tools and manufacturing processes which are suited to be more compatible with the human body. As part of its consulting services, the company utilizes computer analysis and certain proprietary technology to quantify forces acting on the human body as it engages in particular activities. Management has decided to concentrate its business on integrating its patented Intelligent Surface Technology to develop and license intelligent products. The company also provides product analysis and redesign, and ergonomic workplace risk assessment services.

     On June 22, 1995, the company's shareholders approved a change of the name of the corporation to BCAM International, Inc.

     The consolidated financial statements include the accounts of BCAM International, Inc. and its subsidiaries, BCA Services, Inc. (formerly ErgoRisk Services, Inc.), ErgoRisk Services, Inc. (Canada), which was acquired in
December 1994, and BCAM Technologies, Inc. (formerly BCA Associates, Inc.), which was formed in December 1992, (collectively referred to as the "Company"). BCA Services, Inc. was established in December 1993 to directly focus on providing comprehensive ergonomic laboratory assessment services to U.S. manufacturing and service industries for measuring the potential risk of musculoskeletal injury. ErgoRisk Services, Inc. (Canada) was purchased for $65,000 to effectively terminate a joint venture, and was subsequently written off. The operations of BCAM Technologies, Inc., which were not significant, were terminated in December 1993.

2. Summary of Significant Accounting Policies

Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 1995 consist of demand and money market accounts with U.S. banks ($48,263) and a money market account with a U.S. investment institution ($653,423).

Held-to-Maturity Securities

     Management determines the appropriate classifications of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified $1,507,172 of securities as "held-to-maturity securities" at December 31, 1995. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and such securities are stated at amortized cost.

     Interest and dividends are included in interest and other income. Realized gains and losses, and declines in value, if they are judged to be other than temporary, are also included in interest and other income. For the year ended December 31, 1995, there was no decline in value of such securities.

At December 31, 1995, the held-to-maturity securities are Federal Farm Credit Bank Securities and are contractually due to mature within one year. There are no unrealized gains or losses related to such securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.

Revenue

Revenue is recognized when products are shipped or as services are rendered, no significant obligations remain outstanding and collection of the accounts receivable, in management's estimation, is deemed probable.

Property, Plant and Equipment

Depreciation is computed using the straight-line method at rates based on the estimated useful lives of the related assets. The estimated useful lives for furniture and fixtures is 10 years and equipment is 7 years. Leasehold improvements are amortized over the lease term or estimated useful life of the improvements, whichever is shorter.

Patents

Patents, which are initially capitalized at cost, are being amortized by the straight-line method over the estimated useful lives of the underlying patents.

Research and Development

Research and development costs are charged to operations in the period incurred.

Income Taxes

The Company accounts for income taxes using Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." At December 31, 1995, the Company has net operating loss carryforwards of approximately $12,143,000 for income tax purposes, expiring through 2010.

At December 31, 1995 and 1994, deferred tax assets approximating $4,129,000 and $3,546,000, respectively, arising from the future availability of net operating loss carryforwards have been offset in full by valuation allowances in accordance with FASB Statement No. 109.

Net Loss Per Share

Net loss per share has been computed on the basis of the weighted average number of common shares outstanding. Common stock equivalents have been excluded because their effect is antidilutive.

Future Accounting Policy Changes

     The FASB has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt Statement No. 121 in 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

     In 1995, the FASB also issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires all companies to either recognize expense for stock-based awards based on their fair market value on the date of grant, or provide proforma disclosures of the effects "as if" the company had recognized the stock-based compensation expense. As provided by this new accounting pronouncement, the Company will adopt the new rules in 1996; however, management has not yet estimated the potential impact, if any, that these changes will have on the Company's operating results and financial position.

3. Convertible Preferred Stock

     In November 1989, the Company issued 2,250,000 shares of convertible preferred stock in the form of a stock dividend on a pro rata basis to holders of common stock. Immediately following issuance, 602,680 of such shares were redeemed by the Company pursuant to a redemption agreement with certain common shareholders.

     The holders of the convertible preferred stock had the right to vote, along with the holders of the common stock, on any and all matters which stockholders may vote, and had a nominal noncumulative dividend right entitling them to receive a dividend in the amount of $.0001 per share before any dividends may be paid or declared upon any shares of the Company's common stock. Shares of convertible preferred stock were nontransferable and were subject to mandatory redemption on April 15, 1994 (if such shares were not previously converted into common stock), effective as of January 1, 1994, at $.01 per share. The convertible preferred stock was convertible into common stock at various rates and times, if certain pretax earnings were achieved. Since the pretax earnings were not achieved the convertible preferred stock issued was redeemed effective January 1, 1994, for a total of $16,473.

4. Acquisition Preferred Stock

     The  Company  is  authorized  to issue  750,000  shares of its  acquisition preferred stock, $.01 par value, none of which are presently issued and outstanding. The acquisition preferred stock is only permitted to be issued as consideration pursuant to (i) a statutory merger or consolidation as to which the Company is the surviving entity, (ii) the acquisition by the Company of substantially all the assets or business of another entity or (iii) the acquisition by the Company of 50% or more of the voting securities of another entity. The acquisition preferred stock is issuable from time to time in one or more series. Subject to prior liquidation rights of the convertible preferred stock, the Board of Directors is authorized to fix, before issuance, the voting powers, if any, the designations, preferences and any other rights, qualifications, limitations and restrictions applicable to each series of acquisition preferred stock, including, without limitation, dividend rates and conditions, dividend preferences, conversion and redemption rights and liquidation preferences.

5. Common Shareholders' Equity

     On January 24, 1990, the Company issued and sold 1,100,000 units for $4.00 per unit in connection with a public offering. The net proceeds, after accounting for direct expenses of the offering, were approximately $3,397,000. On February 26, 1990, the underwriter issued and sold an additional 165,000 units at $4.00 per unit resulting from the exercise of the overallotment option and the Company received net proceeds of $574,200. Each unit consists of three shares of common stock and two Class A warrants. Each Class A warrant is exercisable to purchase one share of common stock and one Class B warrant at a price of $2.00, subject to adjustment, commencing one year from the date of the Prospectus (January 17, 1990) until January 17, 1997 (extended from January 16,
1995) subject, in certain circumstances, to earlier redemption by the Company. As a result of the dilutive effects of private placements (see Note 8) and the Discounted Warrant Plan (see below), the number of shares issuable under and the exercise price of the Company's Class B warrants, which may be exercised commencing upon issuance until January 17, 1997 (extended from January 16,
1995), have been adjusted such that each Class B warrant, as adjusted, entitles the holder to purchase one and two tenths (1.2) shares (originally one share) of Common stock at an adjusted price that varies from $2.69 to $3.23 (originally $3.33 to $4.67) per share. As a result of the issuance of approximately 1,717,000 Class E warrants pursuant to the Discounted Warrant Plan, each Class A warrant remaining unexercised entitles the holder thereof to purchase one and two-tenth (1.2) (originally one share) shares of common stock and one Class B warrant at an adjusted price per share, subject to further adjustment, of $1.72. Since the Company has satisfied the condition of redemption, namely the closing bid price of common stock of the Company exceeding $2.67 for a period of 30 consecutive business days, the remaining Class A Warrants were called effective November 19, 1993. The Company extended the redemption date to December 20, 1993 and 807,659 Class A Warrants were exercised resulting in the issuance of 969,191 shares of common stock and 807,659 Class B Warrants exercisable to purchase 969,191 shares of common stock and receipt by the Company of net proceeds of $1,667,008.

     In connection with the public offering, the Company sold 110,000 Unit Purchase Options (the "Unit Options") to the underwriter and a finder on January 24, 1990 for a nominal consideration. The units purchasable upon exercise of the Unit Options are identical to the units sold in the public offering, except that the warrants included therein are not redeemable. The Unit Options are exercisable at 130% of the public offering price subject to certain antidilution adjustments. The Unit Options are exercisable during the five-year period
(originally three-years) commencing two years from the date of the public offering, expiring January 17, 1997. As a result of the dilutive effects of the private placement, the number of Unit Options has been increased to 127,547 and the unit price adjusted to $4.35 per unit (originally $5.20 per unit). Pursuant to a settlement agreement certain Unit Purchase Option holders surrendered for exercise in full 30,369 units in a cashless transaction that provided them with 85,674 shares of common stock representing the excess of the fair market value of the common stock and Class A warrants, over the exercise price of the Unit. At December 31, 1995, there were 97,178 units (underwriter) and 1,568 units (finder) outstanding.

     In October 1991, the Board of Directors of the Company approved a Discounted Warrant Plan, providing for 1) a reduction in the price of each Class A warrant which was exercised during the Class A Limited Exercise Period (expired in 1992) from $2.00 to the discounted price of $1.50 per share of common stock, and 2) the issuance to each holder who exercised a discounted Class A warrant during the Class A Limited Exercise Period, a Class E warrant, in lieu of a Class B warrant, which has the same terms and conditions as the Class B warrants, except that the price of each Class E warrant was reduced to the discounted price of $1.25 per share of common stock until the expiration date on January 17, 1997 (extended from January 16, 1995).

     Pursuant to the Discounted Warrant Plan, approximately 1,717,000 Class A warrants were exercised resulting in the issuance of approximately 1,717,000 shares of common stock and 1,717,000 Class E warrants exercisable to purchase approximately 1,888,700 shares of common stock and the receipt by the Company of net proceeds of approximately $2,500,000. During the year ended December 31, 1993, 1,022,825 Class E warrants were exercised resulting in an issuance of 1,125,109 shares of common stock and receipt by the Company of net proceeds of $1,406,464. In connection with the exercise of the E warrants, options to purchase 38,508 unregistered shares of common stock exercisable at prices ranging from $3.31 through $3.44 per share were issued to two registered brokerage houses, as an inducement for their exercise of the aforementioned Class E warrants. The options are exercisable for 18 months from the dates of exercise of the Class E warrants (October 1993). In addition, through December 31, 1992, 202,588 Class E warrants were exercised resulting in the issuance of approximately 223,000 shares of common stock and the receipt by the Company of net proceeds of approximately $280,000. In connection with the Discounted Warrant Plan, the Board of Directors issued in 1992 an aggregate of 166,154 restricted shares of common stock of the Company to two registered brokers, in full payment of the compensation due them for soliciting the exercise of the Class A warrants.

     In June 1991, Class D warrants exercisable over a five-year term to purchase 176,250 shares of common stock at $2.00 per share and Class C warrants exercisable over a five and one-half year term (originally five-year term) to purchase 200,000 shares of common stock at $1.00 per share were issued in connection with the private placement (see Note 8). As a result of the exercise of Class E warrants and pursuant to provisions for adjustment of the exercise price of the Company's Class D warrants, each Class D warrant entitles the holder to purchase approximately two and three-tenths (2.3) (originally one share) shares of common stock at an adjusted price per share, subject to further adjustment, of approximately $.88 per share and each Class C warrant to purchase 228,571 (originally 200,000) shares of common stock at $.88 per share. Through December 31, 1995, 173,750 Class D warrants have been exercised resulting in an issuance of 397,143 shares of common stock and the receipt by the Company of $347,500 and 63,334 Class C warrants have been exercised resulting in an issuance of 72,334 shares of common stock and the receipt by the Company of $63,344.

     Effective June 22, 1995, the Company's shareholders voted to increase the number of authorized common stock from 20 million shares to 40 million shares.

     Common shares reserved for future issuance as of December 31, 1995 are as follows:

Units sold in public offering in 1990:
   Class B warrants                                               969,191
   Class E warrants                                               540,745
Third party options (Note 6)                                      405,000
Unit Options                                                      766,083
1989 Stock Option Plan (Note                                      452,000
1989 Nonstatutory Plan (Note                                      100,000
1995 Stock Option Plan                                          2,000,000
Warrants issued in private placement in 1991 (Note 8):
   Class C warrants                                               156,189
   Class D warrants                                                 5,714
                                                                ---------
                                                                5,394,922
                                                                =========
                                       59

6. Stock Options

     In June 1995, the shareholders of the Company approved the adoption of the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the granting of incentive stock options ("ISOs") and/or nonqualified stock options to employees, directors or consultants of the Company to purchase an aggregate of 2,000,000 shares of the Company's common stock. The option price per share for ISOs granted under the 1995 Plan shall not be less than the fair market value of the Company's common stock on the date of grant. Furthermore, the option price per share shall be determined by the Board of Directors. Options vest based on certain provisions related principally to future services. Options are exercisable over various periods up to ten years from the date of grant. No option may be granted under the 1995 Plan after June 2005. At December 31, 1995, there were 67,500 shares available for granting of future options. The 1995 Plan replaced all prior option plans and no further options will be granted under the prior option plans.

     In 1989, the shareholders of the Company approved the adoption of a 1989 Stock Option Plan (the "1989 Plan"). The 1989 Plan provided for the granting of incentive stock options and/or nonqualified stock options to key employees and consultants to purchase shares of the Company's common stock at a price per share not less than the fair market value on the date of grant. In 1992, the Plan was amended to (a) increase the number of shares to 1,565,957, (b) permit the granting of nonqualified stock options at a price per share less than the fair market value of the Company's common stock on the date of grant and (c) permit options to be exercised up to two years after termination of employment under certain circumstances. Options vest based on certain provisions related principally to future services. Options are exercisable over various periods up to six years from the date of grant. Pursuant to the terms of the 1995 Plan, no options may be granted under the 1989 Plan subsequent to June 22, 1995.

     In 1989, the Company also adopted a Nonstatutory Stock Option Plan (the "1989 Nonstatutory Plan") for directors. Under the 1989 Nonstatutory Plan, the Company could grant options for the purchase of an aggregate of 355,000 shares of common stock at not less than fair market value at the date of grant. The options expire at various dates. Pursuant to the terms of the 1995 Plan, no options may be granted under the 1989 Nonstatutory Plan subsequent to June 22, 1995.

     Option activity during each of the two years ended December 31, 1995 for the 1989 Plan and the 1989 Nonstatutory Plan is summarized as follows:

                                                    1989 Plan                    1989 Nonstatutory Plan
                                               Shares Under Option                 Shares Under Option
                                           ----------------------------------------------------------------
                                           Option price   Number of Shares     Option price per   Number of
                                            per share                               share          shares
                                           ----------------------------------------------------------------


     Balance at January 1, 1994                                 786,008                            115,000
     Granted                             $1.63 to $3.47         265,000          $1.68 to $2.56     98,333
     Exercised                           $1.10 to $1.50         (48,000)              $1.13         (7,500)
     Cancelled/expired                   $1.31 to $3.19         (15,000)              $1.13        (15,000)
                                                               ---------                          ---------
     Balance at December 31,1994                                988,008                            190,833
     Granted                                        $.92        119,000                              -
     Cancelled/expired                   $ .92 to  $3.47       (655,008)         $1.13 to $2.56    (90,833)
                                                               =========                          =========
     Balance at December 31,1995                                452,000                            100,000
                                                               =========                          =========

Option activity during the year ended December 31, 1995 for the 1995 Plan is summarized as follows:

                                          1995 Plan
                                     Shares Under Option
                               --------------------------------
                               Option price per       Number of
                                    share             shares
                               --------------------------------

Balance at January 1, 1995                               -
Granted                          $.92 to $1.68       1,962,500
Cancelled/expired                    $.92              (30,000)
                                                     ----------
Balance at December 31,1995                          1,932,500
                                                     ==========


     In addition, during 1995, the Company granted 300,000 fully vested nonstatutory stock options at fair market value to a third party, which are exercisable for a period of eighteen months at a price of $1.05 per share, and 5,000 nonstatutory stock options at fair market value to a third party, which vest ratably over four years and are exercisable for a period of five years at a price of $1.52 per share. Further, in 1994 the Company granted 100,000 nonstatutory stock options at fair market value to a third party, which vest ratably over two years and are exercisable for a period of five years at a price of $1.69 per share. At December 31, 1995, all of the 405,000 options are outstanding.

7. Leases

     In May 1995, the Company renewed its office lease for a term extending from April 1, 1995 through March 31, 2000. Additionally, the Company has entered into various operating leases for equipment. Future minimum payments under noncancellable operating leases for years ending December 31 are as follows:

                   1996                         $180,123
                   1997                          186,006
                   1998                          192,030
                   1999                          194,303
                   2000                           49,022
                                                --------
                                                $801,484
                                                ========


     Rent  expense  in  1995  and  1994,   under  all  operating   leases,   was
approximately $179,000 and $185,000, respectively.

8. Private Placements

     On June 25, 1991, the Company completed a private placement, for which D.H. Blair and Co. Inc. ("Blair") acted as placement agent, of $1,762,500 of its securities, consisting of $1,101,562 of Senior Secured Convertible Promissory Notes (the "Notes") convertible into Common Stock at $1.00 per share, 660,937 shares of common stock at $1.00 per share and 176,250 Class D warrants exercisable over a five-year term at $.88 per share (originally $2.00 per share) for 402,731 shares (originally 176,250 shares) of common stock. These securities had been sold pursuant to a Securities Purchase Agreement among the Company, the purchasers and Blair as purchasers' representative (the "Purchase Agreement"), in a total of 35.25 Units of

     $50,000 each, consisting of a $31,250 Note, 18,750 shares of common stock and 5,000 Class D warrants. The Company paid Blair a fee of $176,250 and expenses of $56,750 and issued to Blair, Class C warrants exercisable over a five-year term to purchase 228,571 shares (originally 200,000 shares) of common stock at $.88 (originally $1.00 per share). All of the Notes were converted or redeemed in 1992.

     During the period commencing in June 1993 and ending in September 1993, the Company completed four separate private placements ("Private Placements"), of an aggregate of 1,843,873 shares of the Company's common stock at prices ranging from $1.10 to $1.15 per share for net proceeds of $2,039,925. The Company paid commissions in the amount of $35,075 to an individual, granted 100,000 shares of unregistered common stock and options to purchase an additional 425,000 shares of common stock at prices ranging from $1.31 to $3.47 per share, in consideration of services rendered in connection with the Private Placements.

9. Deferred Revenue

     On December 27, 1993, the Company sold 100,000 shares (2.4% interest) of its subsidiary BCA Services, Inc. to Polaris Partners for the sum of $100,000 resulting in the Company recording such amount as deferred revenue. Pursuant to an exchange agreement dated April 6, 1995, the Company agreed to exchange the 100,000 shares of BCA Services, Inc. for 100,000 shares of BCAM International, Inc., at which time $99,000 of the deferred revenue was credited to paid-in surplus and $1,000 was credited to common stock.

10. Significant Customers

     The Company generated a significant percentage of its revenue from a small number of customers, as summarized below:

                               1995                             1994
------------------------------------------------------------------------------
                                   % of Net                   % of Net Revenue
    Customer        Revenue         Revenue         Revenue
------------------------------------------------------------------------------
       A             $ 217,000         29%        $         -           -
       B                87,000         12%                  -           -
       C                84,000         11%            194,000          17%
       D                78,000         10%                  -           -
       E                35,000          5%            669,000          59%
       F                12,000          2%            100,000           9%


At December 31, 1995, three customers accounted for approximately 83% of the Company's gross accounts receivable. Consistent with industry standards, receivables are generally payable within 90 to 120 days and collateral is not required.

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